

Wood's@Work

- ▸ introducing new products
- ▸ building new business
- ▸ improving operations


WF2
EF1

TB Wood's

2002 Annual Report

PROFILE

TB Wood's is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products, which are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the 146-year-old Company operates 11 production facilities worldwide. The Company has a selective network of 1,000 distributors, with about 3,000 distributor locations worldwide.

CORPORATE HIGHLIGHTS

- Intensified new product development schedules
- Introduced new E-trAC® EF1 AC Microdrive, a feature-packed, competitively priced product
- Built new electronics business through application-specific OEM program, using E-trAC WF2 AC drives
- Introduced gearmotor and gear reducer product line
- Improved operations with emphasis on lean manufacturing techniques
- Continued rigorous cost reduction program
- Expanded mechanical operations with new plant in Mexico.
- Reduced debt by $4.8 million, or 16.9%
- Lowered inventories by $3.8 million, or 16.1%
- Paid 28th consecutive quarterly dividend


GENERAL MACHINERY
OIL & GAS
BEVERAGES
PETROCHEMICAL
FOOD PROCESSING
PHARMACEUTICAL
MINING & CONSTRUCTION
MATERIAL HANDLING
SYNTHETIC FIBERS
HVAC
PAPER
LIQUID PROCESSING

Virtually everything we touch every day is manufactured or processed by rotating machinery. All of these machines require power transmission products to operate. TB Wood's sells to original equipment manufacturers and distributors of replacement parts serving these markets. Over half of the Company's business is in the replacement market. These pictures depict the major markets in which the industrial power transmission products are used.

FINANCIAL HIGHLIGHTS


R&D Spending
as a % of Net Sales
4
3
2
1
0
98 99 00 01 02


Total Debt
(in $ millions)
40
30
20
10
0
98 99 00 01 02


Inventories
(in $ millions)
40
30
20
10
0
98 99 00 01 02

(IN THOUSANDS, EXCEPT PER-SHARE DATA)	2002	2001	2000	1999	1998
REVENUE AND INCOME					
NET SALES	$104,383	$108,805	$134,357	$125,334	$135,415
NET INCOME BEFORE ACCOUNTING CHANGE	$ 1,796	2,906	6,145	5,367	7,890
NET (LOSS) INCOME AFTER ACCOUNTING CHANGE	$ (1,050)	2,906	6,145	5,367	7,890
CASH PROVIDED BY OPERATIONS	$ 8,758	12,825	13,758	10,050	6,228
ASSETS AND LIABILITIES					
WORKING CAPITAL*	$ 23,763	$ 28,571	$ 33,378	$ 34,245	$ 34,644
TOTAL ASSETS	$ 77,576	87,632	102,660	102,866	96,025
TOTAL DEBT	$ 23,799	28,645	33,919	36,924	32,469
SHAREHOLDERS' EQUITY	$ 26,413	28,445	30,092	27,692	28,515
DILUTED PER-SHARE DATA					
NET INCOME BEFORE ACCOUNTING CHANGE	$ 0.34	$ 0.54	$ 1.12	$ 0.91	$ 1.33
NET (LOSS) INCOME AFTER ACCOUNTING CHANGE	$ (0.20)	0.54	1.12	0.91	1.33
CASH DIVIDENDS PAID	$ 0.36	0.36	0.36	0.36	0.35
BOOK VALUE	$ 5.04	5.31	5.50	4.69	4.81
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	5,232	5,355	5,473	5,910	5,932

* WORKING CAPITAL IS DEFINED AS THE SUM OF ACCOUNTS RECEIVABLE, INVENTORY, AND OTHER CURRENT ASSETS, LESS ACCOUNTS PAYABLE AND ACCRUED EXPENSES.

LETTER TO OUR SHAREHOLDERS

THOMAS C. FOLEY
CHAIRMAN



2002 was a challenging year for TB Wood's. The hoped for strengthening of the industrial economy in 2002 did not materialize. As a result, performance for the year remained well below our expectations.

Despite the soft business environment, we were able to remain profitable at reduced revenue levels and were able to implement a number of initiatives to further improve our market position and competitiveness. For example, we continued to introduce new electronic and mechanical products, and we continued the sales growth of our application-specific OEM products. We initiated the Wood's@Work series of product-application case studies to enhance our marketing efforts. We continued to strengthen our balance sheet and improve our operations by emphasizing lean manufacturing techniques. Through targeted capital expenditures, including our new plant in Mexico, we are insuring that we remain cost competitive in an ever more global market.

Revenues in 2002 were $104.4 million, a 4.1% decrease from the $108.8 million for 2001. Net income, before the effect of a change in accounting principle related to the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 142, was $1.8 million, or $0.34 per diluted share, compared with $2.9 million, or $0.54 per diluted share in 2001.





MICHAEL L. HURT
PRESIDENT

As a result of adopting SFAS No. 142, the Company recorded a $2.8 million one-time, after-tax, non-cash charge for impairment of goodwill associated with the Company's North American electronics business during the first quarter of 2002. After recording this charge, which is a change in accounting principle, the Company incurred a net loss of $1.05 million, or $0.20 per diluted share.

Last year we further strengthened the balance sheet. Total debt was reduced by $4.8 million, or 16.9%, and inventories were lowered by $3.8 million, or 16.1%. We decreased SG&A expenses by $1.8 million, or 5.9%, and lowered capital expenditures to $3.5 million compared to $4.1 million in 2001.

We continued to introduce new products, including the E-trAC® EF1 Microdrive, the AquaBoost™ pump controller developed for Goulds Pumps, and the Pump-trAC® drive for oil-field pumping with Lufkin Industries. In addition, we expanded the power range and special features of our new E-trAC® WF2 family of Sensorless Vector AC drives. The response to these products has been excellent, and we believe these additions to our product line will provide new applications for them, as well as expand our share in existing markets.



In the mechanical business, we are pursuing several sales initiatives to increase our business at selected distributors. Recently, we entered into a strategic partnership with a prominent European manufacturer to assemble and exclusively market gearmotor and gear reducer products in North America through our existing distribution channels and to new and existing OEMs.

We also strengthened our technical field-sales force to target new markets and new applications for our electronic products as part of our overall focus on building new business. Plus, investments were made in new software and computer hardware to improve our distribution network, strengthen our sales force management and communications, broaden e-business initiatives and upgrade our global business systems.

During the second half, we expanded production of mechanical products into our new facility in San Luis Potosi, Mexico. This new location is part of our strategy to continually lower our cost to maintain a competitive advantage.

In 2002, Frank Osborn, President & CEO of Qantum Communications Corp., joined our Board. Mr. Osborn replaced Craig Stapleton who left the Board to become U.S. Ambassador to the Czech Republic. Senator Robert Dole went off our Board in January, and his position has been filled by Rick Lazio, CEO of Financial Services Forum. We thank Senator Dole and Mr. Stapleton for their service and valuable contributions to our Company over the years.

In January 2003, we paid our 28th consecutive quarterly dividend since becoming a public company. Our quarterly dividend rate remains at $0.09 per share.

We believe that our new products, improved operations and new business opportunities, coupled with ongoing emphasis on cost reductions and balance-sheet management, have TB Wood's positioned to perform well in 2003. In the year ahead, we will continue to devote our efforts toward growing shareholder value at TB Wood's.

Thomas C. Foley
Chairman

Michael L. Hurt
President

February 7, 2003



INTRODUCING NEW PRODUCTS

E-Flow W2 Series

The new W2 Series is the latest design for the HVAC (heating, ventilation and air conditioning) industry. The new, innovative design allows the heatsink of the WF2 to reside in separate compartments so that the overall package size can be reduced, which saves space and eases installation. The W2 Series provides intelligence for HVAC systems through embedded control functions in the control software and eliminates costly extra control components. This innovation and competitive package will allow TB Wood's to expand its market share in the HVAC industry.

WF2 – Enhancements

- Horsepower range
- Device Net® communications
- Program sequencing
- Download software capabilities from internet

EF1

In the E-trAC® tradition, the new EF1 Microdrive is a powerful AC drive that adds high-performance features to a simple keypad and programming that will feel comfortable to both novice and experienced users. We utilized advanced chip and wire technology to give the EF1 its small size and the advanced capabilities. Even with fully programmable I/O (inputs/outputs), MODBUS® serial communications and international certifications, our EF1 follows the Wood's tradition of having the world's easiest-to-use drives. All of these features in a compact size and with an economical price point will make the EF1 a marketplace leader.

Gearmotors

The introduction of the TB Wood's gearmotor and gear reducer product line strengthens our position with our selective distributors. These gearmotors and gear reducers will be sold to users of industrial equipment and to industrial OEMs (original equipment manufacturers). The TB Wood's product line includes in-line gearmotors, worm gearmotors, parallel shaft and bevel gearmotors and gear reducers. These new products are consistent with TB Wood's commitment to quality, with features like case hardened and ground gearing, cast-iron housings, universal mounting and flexible modular designs. Our current markets to accept the products are construction and mining, plastics, food and beverage, packaging and chemical industries.

Wood's@Work



QT Power Chain Drives

A Sound Solution for Pharmaceutical Warehouse Conveyors

In the pharmaceutical product distribution industry, material-handling equipment plays a pivotal role in a facility's overall efficiency and profitability. Specifically, conveyors are the common threads that bind these processes and ensure smooth flow up and down the lines.





MADE IN U.S.A.
MADE IN U.S.A.
QT

A large pharmaceutical distributor in Carol Stream, Illinois, recognized the need to solve costly and annoying conveyor noise and lubrication problems caused by chain drives they were using. They were constantly changing out chain drives, due to premature wear, while maintenance personnel spent valuable time addressing lubrication and equipment repair.

To worsen matters, lubrication oil was also falling on, and causing damage to the company's pharmaceutical products, a situation that was completely unacceptable.

QT Power Chain Drives to the Rescue!

TB Wood's was asked to come in to evaluate the conveyor situation and recommend new designs, featuring low-noise and lubrication-free equipment. We had a perfect solution for their problems: QT Power Chain drives.

Our QT Power Chain is constructed with materials of high strength. Extensive research and development resulted in the homogeneous integration of all components. Our best drives can compete with chain drives in strength and, best of all, do not require lubrication.

The data collected at the various motor stations was run through the TB Wood's Power Drive configuring tool to produce the correct component matches.

When the drives were replaced, plant employees commented on how quiet their work areas had become. The working areas are cleaner too, now that there is no oily spillage seeping from the chain guards. Thanks to the QT Power Chain drives, the weekly lubrication drills have been completely eliminated. Inspections are shaved down to once every three months to check the belts and perhaps, to relish the sounds of silence.

TB Wood's

Our new WF2 and EF1 AC drives have modular-designed electronic components. With these modular-designed components, we are able to customize the features, performance and packaging of our drives to match the design requirements of high volume OEMs. These unique solutions are taking us into new business segments outside the power transmission market that we traditionally serve. *Examples are Goulds Pumps' AquaBoost™ and* Lufkin Industries' Petro-trAC® pump controller.



Goulds Pumps

ITT Industries

BUILDING NEW BUSINESS

Consumer Products



AquaBoost™ Pump

The AquaBoost™ pump controller is a constant pressure booster system that is specifically designed for customers of municipal water districts with low water pressure.

By working with Goulds, we were able to assist them in developing the AquaBoost pump controller. We modified our standard general purpose industrial software to implement this customer's unique control logic. Our standard industrial product package was redesigned in style and color to match their product family identity. The keypad and programming were adapted to suit Goulds' requirements for homeowner use.

AquaBoost is perfect for those households that demand high volumes of water. It can handle a wide range of water pressure requirements, including lawn irrigation, home filtration systems, wash systems, multi-family dwellings, fire suppression systems and home spas. Whether filling the swimming pool or running the dishwasher, the Goulds Pumps' AquaBoost will provide you with the constant pressure you need, even

AquaBoost™

- ▷ Low water pressure applications
- ▷ Domestic and light commercial applications
- ▷ Homes with multiple baths, irrigation and fire suppression systems



AquaBoost™ is connected to your plumbing after the water meter. A sensor compares the pressure in your pipes to the pressure you want.

when your neighbor's irrigation system comes on.

How does it work?

As water flows to your house, it loses some of its pressure due to friction inside the pipe. The higher the flow, the more the friction reduces your water pressure. As water use increases, the AquaBoost™ changes pump speed to keep line pressure constant. Large supply tanks are eliminated, and up to 50% of the energy required by a full-speed pump is saved. The AquaBoost is connected to your plumbing after the water meter. A sensor compares the pressure in your pipes to the pressure you want. When your main line pressure drops below your need, the AquaBoost controller turns on the pump and varies its speed to give you just the right amount of water pressure, regardless of what you or your neighbors have going on.

AquaBoost is available with a range of flow rates to handle homes with up to four bathrooms, irrigation systems and fire suppression systems.

Products for Industry

Petro-trAC® Manages

- ▷ Sanding/pump sticking problems
- ▷ Heavy crude production
- ▷ Steam flood operations
- ▷ Situations where shutting down would adversely affect production operations
- ▷ Speed changes without replacing sheaves



LUFKIN AUTOMATION

Lufkin Automation and TB Wood's together offer the ultimate in beam pump control. Lufkin's SAM™ Well Manager with TB Wood's Petro-trAC® Variable Frequency Drive (VFD) is a packaged system that matches pumping to reservoir conditions, eliminating shutdowns. Instead of traditional on/off cycling to match well performance, the system keeps the well pumped down by continually adjusting pump speed, stroke-by-stroke. Speed is adjusted as often as once per pump cycle to keep the well pumped down.

We were able to modify our standard general-purpose industrial software to the special-load dynamics of a beam pump. Our Petro-trAC drive has the communications ability to talk to the SAM Well Manager's proprietary control logic. Our standard industrial product was packaged with Lufkin's SAM Well Manager components to become part of Lufkin's integrated system.

TB Wood's has demonstrated the ability to provide solutions to markets as diverse as household consumer durable products to sophisticated oil-field technology. We will build other business in the future with these unique custom solutions with our modular designs.


SAM
WF2



IMPROVING



Operationally, we focused on efficiently running our business with rigorous cost controls, while making sure that we met the demands of our customers. To insure cost competitiveness in the future, we began producing selective mechanical products in our new plant at San Luis Potosi, Mexico. This green-field start up is a modern facility with advanced computer system, CNC machining equipment and a new powder-coat line. This facility is a commitment to our customers to provide high-volume mechanical products competitively.

Mexico Expansion

IMPROVING OPERATIONS

Lean Manufacturing

Lean Manufacturing–Long-Range Goals

- ▷ Improved customer satisfaction levels
- ▷ Shorter lead times
- ▷ Cost reductions
- ▷ Increased inventory turns
- ▷ Floor space reduction

Lean manufacturing is a journey to find the most efficient operations in a manufacturing process. The target of lean manufacturing is waste, *defined as being anything that adds cost or time without adding value.*

We will reach our long-range goals by attacking the Circle of Doom.

The tools that we use include many of the lean manufacturing concepts. But the right tool needs to be selected for the best solution.

Our approach to lean manufacturing has been

1. Select the outcomes to tackle
2. Empower a cross-functional team
3. Use Value-Stream mapping to visualize the complete process
4. Identify targets for significant improvement
5. Use appropriate lean manufacturing tools to drive improvements

Traditional Manufacturing


CIRCLE OF DOOM
Low On-Time Performance
Large Lot Sizes
Batch Flow
Large Inventories
Long Lead Times

Why Doom
- ▷ Waste
- ▷ Customers will not pay for waste

Root causes
- ▷ Long setups
- ▷ Utilization mentality
- ▷ High variability

Ultimate Effect
- ▷ Lost customers
- ▷ Poor financial performance
- ▷ Extinction

Traditional vs Lean

Traditional	Lean
Long lead times	**Value** definition
Long setups	One-piece **Flow**
Utilization mentality	Demand driven **Pull**
High variability	**Perfection**

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 12 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 27, 2002
OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _______ to _________.

Commission file number: 1-14182

TB Wood's Corporation

(Exact name of registrant as specified in its charter)

Delaware	**25-1771145**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
440 North Fifth Avenue, Chambersburg, PA	**17201**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(717) 264-7161

Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

As of February 18, 2003, there were 5,245,492 shares of the registrant's common stock outstanding and the aggregate market value of voting stock held by non-affiliates of the registrant on that date was $17,745,191.

Documents Incorporated by Reference
Portions of the Proxy Statement for the 2003 Annual Meeting of Shareholders are incorporated by reference into Part III hereof.

TB WOOD'S CORPORATION

FISCAL YEAR 2002 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

Item 1. Business

General

TB Wood's Corporation (the "Company" or "TB Wood's") is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products. The Company's products are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the 146-year-old business operates eleven manufacturing facilities with approximately 950 employees in the United States, Mexico, Germany, Italy, and India. The Company has a network of more than 1,000 select independent and multi-branch distributors with over 3,000 locations in North America.

History

TB Wood's Incorporated ("TBW"), the Company's principal operating subsidiary which was founded in 1857, entered the power transmission industry in 1900 and was incorporated in 1906 in Pennsylvania as T.B. Wood's Sons Company. TB Wood's Corporation was incorporated in 1995 to acquire the outstanding common stock of TB Wood's Incorporated. The Company classifies its industrial power transmission business into two segments, mechanical and electronics.

Since entering the electronics industrial power transmission business segment in 1968, the Company has introduced and launched several new electronic products and product line extensions, bringing the total number of active electronic product families to 16. Seven of these introductions have occurred within the last three years. These include extensions to our line of full-featured electronic variable frequency drives ("VFD") for controlling the speed of alternating current ("AC") induction motors, a new micro sized VFD family, a new heating, ventilation and air conditioning ("HVAC") family of packaged drives, and a new electronic soft starter for electric motors for 2003. In 2001, the Company introduced a National Sanitation Foundation certified drive for use in Food Area Splash zone applications. The Company has continued its focus on cost-effective VFDs for industrial Original Equipment Manufacturer ("OEM") applications. Since 1992, the Company has introduced ten new mechanical products and product-line extensions, including three mechanical belted-drive products and four new coupling products and began the introduction of gearboxes as a component of its mechanical business segment.

The Company uses acquisitions and strategic alliances to enhance product offerings, gain access to technology and products, leverage fixed costs, and extend the Company's global reach. Since 1993, the Company has completed eight acquisitions. In the electronics industrial power transmission business segment, the Company acquired Plant Engineering Consultants, Inc. (PEC), an established supplier of integrated electronic control systems for the fibers industry; Graseby Controls Inc., a supplier of high-frequency VFDs for machine tool applications; and certain assets of Ambi-Tech Industries, Inc., a leading manufacturer of electronic motor brakes. In December 1997, the Company acquired Berges electronic GmbH in Germany, and its subsidiary Berges electronic S.r.l. in Italy. The Berges companies are well-established VFD developers, manufacturers and marketers, and are located in two of the most important machinery markets in Europe. The Company's mechanical industrial power transmission business acquisitions include several lines of flexible couplings and variable speed drives from Dana Corporation; certain assets of Deck Manufacturing, a producer of gear couplings; and Grupo Blaju S.A. de C.V., the leading Mexican manufacturer and marketer of belted drives. During July 1999, the Company entered into a joint venture with The Electron Corp., located in Littleton, Colorado covering belted drive products to leverage fixed costs, provide additional foundry capacity, and open new customer opportunities. This joint venture was terminated in 2002, when the Company purchased Electron's joint venture interest. The Company retained the new customers developed by the venture. The Company has strategic alliances with companies in Finland, France, Switzerland, and Japan.

Industry Overview

The industrial power transmission industry provides electronic and mechanical products used in manufacturing and material processing activities that transfer controlled power from an electric motor or internal combustion engine to a machine. The industrial power transmission industry consists of three product categories: mechanical power transmission components, gearboxes and electronic drives. The Company competes in the mechanical power transmission components and electronic drive categories and began competing in the gearbox category in 2002, as a component of its mechanical business segment.

The markets for some of the Company's products are cyclical, generally following changes in the overall economy. Consequently, during periods of economic expansion, the Company has experienced increased demand for its products, and during periods of economic contraction, the Company has experienced decreased demand for its products. Such changes in the general economy affect the Company's results of operations in relevant fiscal periods.

Products

The products manufactured by the Company are classified into two segments for financial reporting purposes, mechanical and electronics industrial power transmission businesses. The mechanical business segment includes belted drives, couplings and gearboxes. The electronics business segment includes electronic drives and electronic drive systems. Products of these segments are sold to distributors, original equipment manufacturers, and end users for manufacturing and commercial applications.

For further information on the Company's operating segments, refer to the consolidated financial statements and footnote No. 9 included in this Form 10-K. Sales amounts in the following table are in millions of dollars.

	2002		2001		2000	
	Net Sales	%	Net Sales	%	Net Sales	%
Electronics Industrial Power Transmission Business	$ 38.9	37.3 %	$ 38.7	35.6%	$ 51.4	38.2%
Mechanical Industrial Power Transmission Business	65.5	62.7 %	70.1	64.4%	83.0	61.8%
Totals	$104.4	100.0%	$108.8	100.0%	$134.4	100.0%

Electronic Product Offering

The Company designs and manufactures AC electronic VFDs and motor starters, Direct Current ("DC") electronic VFDs, and integrated electronic drive systems that are marketed throughout North America and internationally. The Company also manufactures electronic motor brakes for AC induction motors. These products are used to control the speed, acceleration and other operating characteristics of electric motors in manufacturing processes. The Company's standard AC electronic VFD products, which represent most of its net sales of electronic drive product offering, are programmable to meet the needs of specific applications with particular strengths in food processing, materials handling, HVAC, oil production, textile/fibers, packaging, furniture, and general machinery applications. The Company's electronic products are designed to meet both North American and European electrical standards. The Company's integrated electronic drive systems consist of uniquely configured AC and/or DC electronic VFDs, programmable logic controllers, in-house designed custom printed circuit boards and software. These systems are packaged in custom enclosures to meet the requirements of specific applications.

Mechanical Product Offering

The Company's mechanical product offering includes a full line of stock and made-to-order products, including V-belt drives, synchronous drives, open belted variable speed drives, and a broad line of flexible couplings, as well as hydrostatic drives, clutches, brakes and gearboxes. These products are used in a variety of industrial applications to transmit power from electric motors and internal combustion engines to machines. The primary markets for these products are the construction, oilfield, specialized industrial machinery, food processing, material handling, pumps, compressors, mining, pulp and paper, and agricultural equipment industries.

Marketing and Distribution

The Company's products are sold principally throughout North America and, to a lesser extent internationally. In North America, the Company sells to more than 1,000 authorized independent and multi-branch industrial distributors with over 3,000 locations that resell the Company's products to industrial consumers and OEMs. The Company also sells directly to over 300 OEMs. The Company's marketing alliances include licensing agreements and distribution agreements with distributors and manufacturers who, in some cases, market the Company's products under private-label agreements. In North America, the Company has its own technical sales force of more than 40 people and several specialized manufacturers' representatives.

The Company operates central distribution centers in Chambersburg, Pennsylvania; Reno, Nevada; Stratford, Ontario; and Mexico City, Mexico and regional distribution centers in Atlanta, Georgia; Orlando, Florida; Montreal, Quebec; Edmonton, Alberta; Marienheide, Germany; Naturns, Italy; and Bangalore, India.

The Company's products are manufactured to maintain stock inventories and to meet forecasts from specific customers. On-time delivery is important. Order backlogs are generally less than one month's customer shipments and are not considered to be material in amount.

Customers

The Company's products are consumed principally by industrial users through industrial distributors. The Company's OEM customers include a number of Fortune 500 companies. The Company's distributor partners include, among others, Motion Industries and Kaman Industrial Technologies, who are among the largest distributors in the industrial power transmission industry. In addition, the Company's distributors sell to OEMs. Management believes that the Company is one of the leading suppliers of power transmission products, based on sales volume, to its distributors. The Company's five largest customers accounted for approximately 40%, 36% and 31% of the Company's consolidated revenue for fiscal years 2002, 2001 and 2000, respectively. Motion Industries, an industrial distributor with a large diversified customer base, accounted for approximately 25% of the Company's consolidated revenue for fiscal 2002.

Competition

The industrial power transmission industry is highly competitive. Competition in the AC and DC electronic drive product categories is based on product performance, physical size of the product, tolerance for hostile environments, application support, availability and price. The Company's competitors in these electronic product categories include large multi-national companies in North America, Europe, and Asia, as well as many small, domestic niche manufacturers. The integrated electronic drive system market is driven by increased demand from end users for greater speed and process control. This market includes sales of products used in the maintenance and replacement of existing systems, upgrades to existing systems and new capacity expansion. Competition is based on process knowledge and engineering, software design, product durability and price. Major systems competitors include Asea Brown Boveri, Allen Bradley, and Siemens Corp. The Company competes with several divisions of large industrial companies, as well as many small to mid-sized independent companies in the mechanical product category. Competition in the mechanical product offering is based on availability, quality, price, size capability, engineering and customer support. The Company's most significant competitors in the mechanical product category include Rockwell Automation, Inc., Emerson Electric Co., Martin Sprocket & Gear, Inc., Rexnord Industries, Inc., and Lovejoy, Inc. Management believes that there are no significant foreign competitors in the North American mechanical product market because of a fragmented customer base, prohibitive freight costs as compared to selling price, and difficult access to existing distribution channels.

Research and Development

The Company's research and development efforts include the development of new products, the testing of products, and the enhancement of manufacturing techniques and processes. The Company's annual expenditures for research and development (including royalties and payments to third parties) were $2.9 million for 2002, $3.1 million for 2001, and $3.1 million for 2000, which as a percent of net sales during the last three fiscal years have been 2.8% for 2002, 2.8% for 2001, and 2.3% for 2000. The Company completed a new Technology Center in 2000 at its Chambersburg facility that is designed to make the research and development investment more productive by making it easier for engineers to share insights and collaborate on projects. Electronic drive system research is also conducted in Chattanooga, TN.

Raw Materials

The Company uses standard purchased components in all of its electronics products. The Company also purchases specialized components designed by its engineers. Purchased components include power transistors, capacitors, printed circuit boards, microprocessors and associated semiconductor integrated circuits, aluminum heat sinks, plastic enclosures and sheet metal stampings. These electronic parts and components are purchased from a number of suppliers, and management has taken steps to qualify multiple sources for key items. The principal raw materials used in the Company's mechanical manufacturing operations are various types of steel, including pig iron, metal stampings, castings, forging and powdered metal components. The Company also designs, tools and out-sources special components made of aluminum, powdered metal and polymers. The Company purchases the materials used in its mechanical manufacturing operations from a number of suppliers, and management believes that the availability of its materials is adequate and not significantly dependent on any one supplier.

Patents and Trademarks

The Company owns patents relating to its coupling, composite, synchronous drive, open-belted variable-speed drive electronic drive, and clutch/brake product lines. The Company also owns several patents relating to the design of its products. From time to time, the Company will grant licenses to others to use certain of its patents and will obtain licenses under the patents of others. In addition, the Company owns or has the right to use registered United States trademarks for the following principal products: Sure-Flex®, Formflex®, Ultra-V®, Roto-Cone®, Var-A-Cone™, True Tube™, AmbiTech™, E-trAC®, Ultracon®, Fiberlink™, Dura-Flex®, Disc-O-Torque®, E-FLOW®, E-Trol, IMD®, NLS, Petro-trAC®, Roto-Cam, S-trAC®, Sure-Grip®, Volkman®, All-Pro®, Superstart®, Truetube®, Wood's @ Work®, and QT Power Chain®.

Employees

As of December 27, 2002, the Company employed approximately 950 people. At its Stratford, Ontario facility, five employees are represented by the United Steelworkers of America pursuant to a collective bargaining agreement that expires on January 19, 2004. On January 31, 2002, 27 employees at the Stratford, Ontario facility represented by the United Steelworkers of America were permanently laid-off, as the Company decided to discontinue manufacturing operations at that location. The National Metal Workers' Union of Mexico represents approximately 115 production employees in the Company's Mexican facilities pursuant to collective bargaining agreements that expire on January 31, 2004. The Company has created the TB Wood's Institute, which offers training programs to improve employees' operating, management and team-building skills.

Environmental Matters

As with most industrial companies, the Company's operations and properties are required to comply with, and are subject to liability under federal, state, local, and foreign laws, regulations, and ordinances relating to the use, storage, handling, generation, treatment, emission, release, discharge, and disposal of certain materials, substances, and wastes. The nature of the Company's operations exposes it to the risk of claims with respect to environmental matters, and there can be no assurance that material costs will not be incurred in connection with such liabilities or claims.

When the Company acquired the Mt. Pleasant Facility from Dana Corporation, the Asset Purchase Agreement dated March 31, 1993 (the "Asset Purchase Agreement") included an environmental indemnity provision. Pursuant to this provision, Dana Corporation agreed to indemnify the Company with respect to any environmental liabilities to the extent they arose out of environmental conditions first occurring on or before the closing date, including the presence or release of any hazardous substances at, in, or under the Mt. Pleasant Facility and with respect to the identification of the Mt. Pleasant Facility on the Michigan list of inactive hazardous waste sites. The Dana Corporation is conducting a limited remediation with respect to volatile organic compounds found in soils and groundwater. The Company has not been notified by the Michigan Department of Natural Resources or any other governmental agency or person that it has any responsibility for investigating or remediating such environmental conditions. Although the Company has no reason to believe Dana Corporation cannot fulfill its remediation and indemnification obligations under the Asset Purchase Agreement, if Dana Corporation is unable to fulfill such commitments, the Company may incur additional costs.

The Company believes that its facilities are in substantial compliance with current regulatory standards applicable to air emissions under the Clean Air Act Amendments of 1990 ("CAAA"). At this time, the Company cannot estimate when other new air standards will be imposed or what technologies or changes in processes the Company may have to install or undertake to achieve compliance with any applicable new requirements at its facilities. The Company has no reason to believe that such expenditures are likely to be material. Similarly, based upon the Company's experience to date, the Company believes that the future cost of currently anticipated compliance with existing environmental laws relating to wastewater, hazardous waste, and employee and community right-to-know should not have a material adverse effect on the Company's financial condition.

Geographical Information

See footnote 9 "Business Segment Information" to the consolidated financial statements for information on sales and long-lived assets by geographical area.

Recent Developments

In November 2001, The Electron Corp., a partner in a joint venture for belted-drive products filed for reorganization under Chapter 11 (Reorganization) of the U.S. Bankruptcy Code. Subsequently in March of 2002, this filing was converted into a filing under Chapter 7 (Liquidation) of the Code. In July 2002, the Company purchased The

Electron's Corp.'s interest in the joint venture from the receiver that succeeded to that interest as a secured creditor. The Company did not suffer any losses as a result of this event.

As part of the Company's ongoing efforts to reduce costs in the current business environment, the Company closed its manufacturing operations located in Stratford, Ontario, Canada, effective January 31, 2002, which affected 27 employees. The Company continues to maintain its distribution facility at that location to service the Canadian marketplace. The Company recorded $275,000 of restructuring charges, including severance, related to this closing during the First Quarter of fiscal 2002.

Item 2. Properties

The Company owns and operates the following facilities:

Location	Operations	Sq. Feet
Chambersburg, Pennsylvania	Foundry production of iron, and manufacturing and engineering of mechanical and electronic products. Central distribution, administrative offices and corporate headquarters.	440,000
Scotland, Pennsylvania	Manufacturing of electronic products.	51,300
Trenton, Tennessee	Manufacturing of mechanical products.	60,000
Stratford, Ontario, Canada	Central distribution and administrative offices for Canada.	46,000
San Marcos, Texas	Manufacturing and engineering of mechanical products.	51,000
Mt. Pleasant, Michigan	Manufacturing of mechanical products.	30,000
Chattanooga, Tennessee	Manufacturing, engineering and sales of integrated electronic drive systems. Headquarters of PEC.	60,000

In addition, the Company leases manufacturing facilities in Mexico City, Mexico (53,700 sq. ft.); San Luis Potosi, Mexico (36,300 sq. ft.); Marienheide, Germany (9,800 sq. ft.); Naturns, Italy (19,500 sq. ft.); and Bangalore, India (4,500 sq. ft.). The Company leases distribution facilities in Reno, Nevada; Montreal, Quebec; and Edmonton, Alberta in Canada. The Company uses contract warehouses in Orlando, Florida and Atlanta, Georgia. We believe that our facilities are adequate for our current needs.

Item 3. Legal Proceedings

The Company is a party to various legal actions arising in the ordinary course of business. The Company does not believe that the outcome of any of these actions will have a materially adverse affect on the consolidated financial position of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted for a vote of the security holders during the fiscal quarter ended December 27, 2002.

Part II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

The Company consummated its Initial Public Offering ("IPO") on February 8, 1996 and, effective February 21, 2001, its Common Stock began trading on NASDAQ under the symbol "TBWC". From the time of the IPO until February 21, 2001, the Company's common stock was listed on the NYSE. The high and low prices for the Common Stock, and dividends paid on Common Stock, during the period from December 29, 2000 through December 27, 2002 were as follows:

		Sales Price		Dividends	
		High	Low	Declared	Paid
Fiscal Year 2001	1st quarter	$8.94	$6.75	$.09	$.09
	2nd quarter	9.25	7.51	.09	.09
	3rd quarter	9.95	7.96	.09	.09
	4th quarter	8.66	6.27	.09	.09
Fiscal Year 2002	1st quarter	$9.45	$ 6.95	$.09	$.09
	2nd quarter	8.74	7.51	.09	.09
	3rd quarter	8.59	6.51	.09	.09
	4th quarter	8.68	5.40	.09	.09

On February 18, 2003, there were 166 shareholders of record of the Company's Common Stock. The closing sales price was $6.03. The Company declared a $.09 dividend on January 3, 2003 and paid it on January 31, 2003. The declaration of any dividend, including the amount thereof, is at the discretion of the Board of Directors of the Company, and will depend on the Company's then current financial condition, results of operations and capital requirements and such other factors, as the Board of Directors deems relevant.

There were no sales of unregistered securities during the period of December 29, 2001 through December 27, 2002, except for sales of shares to key employees and directors upon exercise of options issued in a non-public offering pursuant to an exemption from the registration requirements of the 1933 Act, under Section 4(2) of the 1933 Act.

In August and September 2001, the Company accepted for payment 200,003 shares of Common Stock at $11.00 per share as part of a self-tender offer to its shareholders.

On April 23, 2002, the shareholders approved an amendment of the corporate charter reducing the number of shares of preferred stock the Company is authorized to issue from 5,000,000 to 100 and reducing the number of shares of common stock the Company is authorized to issue from 40,000,000 to 10,000,000.

On April 23, 2002, the shareholders approved an increase of 500,000 shares of common stock available for use under the 1996 Stock Based Incentive Compensation plan.

Listed below is information on the Company's equity compensation plans as of February 17, 2003.

Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted Average Exercise price of outstanding options (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	858,550	$10.69	141,500
Equity Compensation Plans not Approved by Security Holders	--	--	--
Totals	858,550	$10.69	141,500

Item 6. Selected Financial Data

The following tables set forth selected historical financial and operating data for the Company for each of the five years through fiscal year 2002 and have been derived from the Company's financial statements which have been audited by the Company's independent public accountants. The information set forth below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

The Company's 52/53-week fiscal year ends on the Friday closest to the last day of December. Fiscal year-ends were as follows:

2002	December 27, 2002
2001	December 28, 2001
2000	December 29, 2000
1999	December 31, 1999
1998	January 1, 1999

Selected Financial Data
(in thousands, except per share data)

Fiscal Year	2002	2001	2000	1999	1998
Net sales	$104,383	$108,805	$134,357	$125,334	$135,415
Gross profit	33,145	37,037	48,500	45,954	49,055
Operating income before minority interest	3,967	6,027	14,200	12,108	15,566
Minority interest	151	1,147	1,554	808	0
Operating income	3,816	4,880	12,646	11,300	15,566
Net (loss) income	(1,050)	2,906	6,145	5,367	7,890
Cash Flow					
Cash provided by operations	$ 8,758	$ 12,825	$ 13,758	$ 10,050	$ 6,228
Capital expenditures	3,481	4,110	7,712	8,316	7,481
Adjusted working capital(1)	$ 23,763	$28,571	$ 33,378	$ 34,245	$ 34,644
Total assets	77,576	87,632	102,660	102,866	96,025
Total debt	23,799	28,645	33,919	36,924	32,469
Shareholders' equity	26,413	28,445	30,092	27,692	28,515
Per Share Data					
Net (loss) income	$ (0.20)	$ 0.54	$ 1.12	$ 0.91	$ 1.33
Cash dividends paid	.36	.36	.36	.36	.35
Book value(2)	5.05	5.31	5.50	4.69	4.81
Weighted average shares outstanding	5,232	5,355	5,473	5,910	5,932

(1) Adjusted working capital is defined as the sum of accounts receivable, inventory, and other current assets, less accounts payable and accrued expenses.

(2) Book value per share is computed by dividing Shareholders' Equity by weighted average shares outstanding.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 27, 2002 Compared to Year Ended December 28, 2001

Net Sales for fiscal 2002 were $104.4 million compared to $108.8 million in 2001, a reduction of $4.4 million or 4.0%. The principal reason for this reduction has been the length and severity of the US industrial slowdown. Based on data received from industry trade associations, management believes its main competitors have experienced similar reductions in sales. Mechanical Business net sales for 2002 were $65.5 million, $4.6 million lower than net sales of $70.1 million for 2001. The sales decline mainly occurred in the belted-drive product lines, driven by the general industrial slowdown. Electronic Business net sales for 2002 were $38.9 million, a $0.2 million increase from net sales of $38.7 million for 2001. The sales increase was the result of the target marketing for the application specific OEM AC VFD product line.

Cost of sales ("COS") in 2002 were $71.2 million compared to $71.8 million for 2001. As a percent of sales, COS was 68.2% for 2002, an increase of 2.2 percentage points from 2001's COS of 66.0%. Gross profit for 2002 declined to $33.1 million from $37.0 million in 2001, a reduction of $3.9 million or 10.5%. Gross profit as a percent of net sales decreased to 31.7% from 34.0% due primarily to the lower absorption of fixed manufacturing expenses as a result of the lower level of manufacturing operations caused by lower sales volume, a reduction of inventory, closure of the Canadian manufacturing operations, and start up of the new Mexican manufacturing operations.

As indicated earlier, the Company closed its Canadian mechanical manufacturing operations and transferred certain operations to its new Mexican plant during the first quarter of 2002. As a result of the closure of its Canadian manufacturing operations, restructuring charges related to severance and closure costs in the amount of $0.3 million were recorded as a COS expense during the first quarter of 2002. The Company has increased production at the new plant in Mexico, but the costs associated with the start-up have negatively impacted cost of goods sold through the end of fiscal 2002. The Company believes that the start-up period for its new Mexican plant is completed and that productivity levels for that plant will improve during 2003.

A continuing initiative of the Company during 2002 was the reduction of inventory. The reduction realized during 2002 totaled $3.8 million. This reduction came about by better matching of manufacturing operational levels to customer demands and the reduction of manufacturing lead and operational times. This was the second year of a program that will be ongoing as a result of which the Company anticipates a further reduction of inventory during 2003.

Mechanical COS of $45.3 million for 2002 was $1.1 million lower than COS of $46.4 million for 2001. As a percent of sales, the 2002 Mechanical Business reported COS of 69.1%, an increase of 2.9 percentage points from 66.2% for 2001. The increased COS percentage of sales resulted from reduced fixed expense absorption from lower sales volume, restructuring charges related to the closing of the Canadian manufacturing operation, and costs of starting up manufacturing operations in the new Mexican plant.

Electronics Business COS for 2002 was $25.9 million, a $0.6 million increase from COS of $25.4 million for 2001. As a percent of sales 2002 versus 2001, Electronics Business reported COS of 66.8% for 2002 up 1.3 percentage points from 65.5% for 2001. The principal reasons for the higher COS percentage were wage inflation and market pressure on pricing.

Selling, general, and administrative ("SG&A") expense for fiscal 2002 decreased to $29.2 million from $31.0 million in 2001, a reduction of $1.8 million or 5.8%. SG&A expense as a percent of net sales decreased to 28.0% from 28.5%. The major reasons for the change in absolute dollars were the reduced variable costs caused by lower sales volume and lower headcount. The continuing challenge in 2003 will be the executing of tight control of discretionary expenses and head count while continuing to work on new product development for projects that will benefit the future.

Operating income after Minority Interest was $3.8 million for 2002 compared to $4.9 million for 2001. As a percentage of sales, operating income after Minority Interest was 3.7% for 2002 and 4.5% for 2001. This reduction was primarily caused by the lower sales volume leading to the decreased absorption of fixed expenses from lower inventory and production levels, costs associated with closing of the Canadian manufacturing operations and start-up costs of the new Mexican plant. Offsetting the above reductions was the cessation of the Company's joint venture with The Electron Corp. as of the end of the first quarter of 2002. This had the effect of eliminating Electron's participation in the joint venture that in turn increased the Company's interest in the joint venture operation. Additionally, effective December 29, 2001 (beginning of fiscal 2002), in connection with the adoption of Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and other Intangible Assets", the Company ceased the amortization of goodwill. During 2001, the Company recognized $180 thousand of goodwill amortization net of income tax.

Operating income after Minority Interest in fiscal 2002 and 2001 includes a benefit of $0.6 million and $2.4 million, respectively, from the amortization of unrecognized prior service benefit and unrecognized net actuarial gain in the Company's defined benefit postretirement medical plan. The higher benefit in fiscal 2001 (above the $0.6 million benefit also recorded in fiscal 2002) was a result of the following items: 1) The Company terminated the postretirement medical plan benefits for all employees retiring subsequent to December 31, 2001, which resulted in a $0.5 million gain being realized in 2001 that did not reoccur in 2002; 2) in 2001, the last year of amortization in the amount of $1 million of an actuarial gain resulted from a prior year plan change was recorded; and 3) a small gain was recorded in 2001 as a result of revised actuarial estimates as compared to prior years; however, there was no similar gain during 2002.

Other expense for 2002 was $0.9 million, compared to other expense of $1.0 million for 2001. Interest expense, a component of other expenses, for the Company was $0.9 million for 2002, which was lower than 2001 by $0.7 million. The reduction in interest expense is consistent with the reduction of debt levels during 2002 and lower interest rates. Included in Other Income for 2002 was a gain of $0.1 million from the sale of a plant in Greensboro, NC while 2001 included a gain of $0.6 million on the sale of the Elk Grove, IL warehouse.

The effective tax rate for 2002 was 38%, an increase from 25% in 2001. The increase in the effective tax rate was primarily due to the recognition during 2001 of a tax benefit related to revised estimates of the Company's income tax liability and the realization during 2001 of certain state refunds of approximately $0.5 million, as well as certain tax credits. Additionally during 2002, a loss was realized in Mexico from the start up of the new factory for which no income tax benefit was recognized. It is anticipated that this loss will be carried forward and offset future income in Mexico, at which point an income tax benefit will be realized.

Income before the cumulative effect of a change in accounting principle for the impairment of goodwill was $1.8 million for 2002, or $0.34 per share, which was $1.1 million lower than the $2.9 million for 2001. The principal reasons for the reduction were reduced sales volume and lower fixed expense absorption.

As a result of the adoption of Statement on Financial Accounting Standards (SFAS) 142 "Goodwill and Other Intangible Assets", the Company recognized an impairment charge in the amount of $4.5 million ($2.8 million net of income taxes) related to the goodwill associated with its North American Electronics reporting unit during 2002. This charge is reflected as a cumulative effect of accounting principle as described by SFAS 142. No similar charges were recorded during 2001. As a result of the impairment charge for goodwill in 2002, the net loss realized for 2002 was ($1.1) million or ($0.20) per share as compared to net income for 2001 of $2.9 million or $0.54 per share.

Year Ended December 28, 2001 Compared to Year Ended December 29, 2000

Net Sales for fiscal 2001 were $108.8 million compared to $134.4 million in 2000; a reduction of $25.6 million or 19.0%. The principal reason for this reduction was the length and severity of the US industrial slowdown. Based on data received from industry trade associations, management believes its main competitors had similar reductions in sales.

Gross profit for 2001 declined to $37.0 million from $48.5 million in 2000, a reduction of $11.5 million or 23.6%. Gross profit as a percent of net sales decreased to 34.0% from 36.1% due primarily to the lower absorption of fixed manufacturing expenses as a result of the lower level of manufacturing operations caused by lower sales volume and a reduction of inventory. A major initiative of the Company during 2001 was the reduction of inventory. The reduction realized during 2001 totaled $8.4 million. This reduction came about by better matching of manufacturing operational levels to customer demands and reduction of manufacturing lead and operational times. This was the first year of a program that will be ongoing.

Selling, general, and administrative ("SG&A") expense for fiscal 2001 decreased to $31.0 million from $34.3 million in 2000, a reduction of $3.3 million or 9.6%. SG&A expense as a percent of net sales increased to 28.5% from 25.5% because the Company was unable to reduce the fixed costs that are part of SG&A expense. The major challenge in 2001 continued to be executing tight control of discretionary expenses and head count while continuing to work on new product development for projects that will benefit the future.

Operating income in fiscal 2001 and 2000 includes a benefit of $2.4 million and $0.9 million, respectively, from the amortization of unrecognized prior service benefit and unrecognized net actuarial gain in the Company's defined benefit postretirement medical plan. The increased benefit in fiscal 2001 relates to revised actuarial estimates for fiscal 2001. The Company also terminated postretirement medical plan benefits for all employees retiring subsequent to December 31, 2001. As a result of the curtailment of postretirement benefits, the Company realized a gain in fiscal 2001 in the amount of $0.5 million.

Interest expense for fiscal 2001 of $1.6 million was lower than fiscal 2000 by $1.4 million. This was due to the consistent reduction of debt levels during 2001and lower interest rates.

Other (expense), net for fiscal 2001 was a net of $0.6 million as compared to $0.3 million for 2000, an improvement of $0.3 million. This was due primarily to the gain of $.6 million on the selling of a warehouse in 2001.

The effective tax rate for 2001 was 25% down from 38% in 2000. The decrease in the effective tax rate was primarily due to a tax benefit related to revised estimates of the Company's income tax liability and the realization of certain state refunds of approximately $0.5 million as well as certain tax credits.

Critical Accounting Policies

Management's discussion and analysis of the Company's financial statements and results of operations are based upon the Company's Consolidated Financial Statement included as part of this document. The preparation of these Consolidated Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, the Company evaluates these estimates, including those related to bad debts, inventories, intangible assets, post-retirement benefits, income taxes, and contingencies and litigation. The Company bases these estimates on historical experiences and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect management's more significant judgments and estimates used in the preparation of its Consolidated Financial Statements. For a detailed discussion on the application of these and other accounting policies see Note 2 to the attached Consolidated Financial Statements. Certain of our accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and actual results could differ from these estimates. These judgements are based on our historical experience, terms of existing contracts, current economic trends in the industry, information provided by our customers, and information available from outside sources, as appropriate. Our critical accounting policies include:

Product Warranty: In the ordinary course of business, the Company warrants its products against defect in design, materials and workmanship over various time periods. Warranty reserve and allowance for product returns is established based upon management's best estimates of amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The warranty reserve and allowance for product returns is immaterial to the financial position of the Company for all periods presented and the change in the reserve and allowance for each period is immaterial to the Company's results and cash flow.

Inventory: Inventories are valued at the lower of market or cost. Cost is determined on the last-in first-out basis for a majority of US inventories and the first-in first-out method for all remaining inventories. The Company has recorded a reserve for obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Impairment of Goodwill and Long Lived Assets: The Company periodically evaluates the realizable value of long-lived assets including property, plant and equipment, relying on a number of factors including operating results, budgets, economic projections and anticipated future cash flows. The Company's past business acquisitions resulted in the recognition of goodwill, which may result in future impairment expenses. The Company's other intangible assets, which primarily consist of product application software, affects the amount of future period amortization expense. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the Company's Consolidated Financial Statements.

Revenue Recognition: The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" issued by the Securities and Exchange Commission. Revenue is recognized at the time product is shipped and title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed and collectibility of the related receivable is reasonably assured. The Company establishes allowances to cover anticipated doubtful accounts, sales discounts, product warranty, and returns based upon historical experience. Shipping and handling costs charged to customers are included as a component of net sales.

Postretirement Benefit Obligation: The Company, in consultation with an actuarial firm specializing in the valuation of postretirement benefit obligations, selects certain actuarial assumptions to base the actuarial valuation of such obligation on such as the discount rate (interest rate used to determine present value of obligations payable in the future), initial health care cost trend rate, the ultimate cost care trend rate and mortality tables to determine the expected future mortality of plan participants. To the extent that the actual rates and mortality vary from the assumptions used to determine the present actuarial valuation of these postretirement benefits, additional provision for expense may be necessary.

Liquidity and Capital Resources

The Company experienced a significant reduction in its working capital at December 27, 2002 when compared to December 28, 2001. The reduction was due primarily to the reclassification of the Company's unsecured United States revolving credit facility in the amount of $18.1 million (the "Facility) as a short-term liability because of its maturity date of October 2003, and to a lesser extent because of the decreases of inventory and accounts receivable offset by an increase in accrued expenses. The Company is currently in negotiations with its banks to extend the term of this agreement. The Company believes, based upon current information, that the Facility will be renewed for an extended term, and as a result will again be classified as a long-term liability in the future.

The Company's current ratio (defined as the ratio of current assets to current liabilities) was 1.1 to 1 at December 27, 2002, a reduction from the current ratio of 2.5 to 1 at December 28, 2001, again due primarily to the reclassification of the Facility as a short-term liability. Had the Facility been classified, as a long-term liability at December 27, 2002 the current ratio would have been 2.2:1 compared to 2.5:1 at December 28, 2001 at which date the Facility was classified as a long-term liability.

Total outstanding debt decreased by $4.8 million from $28.6 million at December 28, 2001 to $23.7 million at December 27, 2002. Debt consisted of the following at December 28, 2002 and December 27, 2001.

(in millions)	2002	2001
Facility	$18.3	$23.2
Tax-exempt revenue bonds	5.3	5.3
Equipment loans	0.1	0.1
Total debt	$23.7	$28.6

At December 27, 2002 taking into consideration $6.0 million of outstanding standby letters of credit, the Company had approximately $28.4 million of available borrowing capacity under the Facility. The Company's annual interest rate as of December 27, 2002 under the Facility was 2.83%. The standby letters of credit are used to secure the $5.3 million tax-exempt revenue bonds outstanding as of December 27, 2002 plus accrued interest and $0.2 million of accrued liability under minimum premium workers' compensation insurance policies.

The Company's principal sources of funds are cash flows from operations and borrowings under the Company's Facility for up to $52.5 million. Cash provided from operations in 2002 was $ 8.8 million, $12.8 million in 2001 and $13.8 million in 2000. Net cash used in investing activities during fiscal years 2002, 2001, and 2000 was $3.6 million, $2.9 million, and $7.6 million, respectively. The Company's investing activities in 2002, 2001 and 2000 were primarily for capital expenditures. The Company's US revolving credit agreement, which matures in October 2003, was amended during 2002 to provide additional flexibility under certain of the financial covenants. Because the maturity date of the US revolving credit agreement is October 2003, the classification of the debt outstanding under this agreement has changed from long-term to short-term as of October 31, 2002. The Company is currently in negotiations with its banks to extend the term of this agreement.

Capital expenditures for fiscal years 2002, 2001, and 2000 were $3.5 million, $4.1 million, and $7.7 million, respectively. During the last three years, the Company's capital investments have been to support new product introductions, improve product quality, reduce costs, and provide capacity for meeting growth objectives. The amount of commitments for capital expenditures at December 27, 2002 was immaterial.

The Company paid $1.9 million in dividends during 2002, $1.9 million in 2001, and $2.0 million in 2000. The Company declared a $0.09 dividend ($0.5 million) on January 3, 2003 and paid it on January 31, 2003.

The Company believes that the combination of cash generated by operations, available borrowing capacity and the Company's ability to obtain additional long-term indebtedness is adequate to finance the Company's operations for the foreseeable future.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" that was effective July 2001, and No. 142, "Goodwill and Other Intangible Assets" effective for the Company at the beginning of its fiscal year 2002. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 142 requires that goodwill and intangible assets deemed to have an indefinite life not be amortized. Instead of amortizing goodwill and intangible assets deemed to have an indefinite life, the statement requires an annual test for impairment, or immediately if conditions indicate that such an impairment could exist. The Company adopted this statement effective December 29, 2001 (beginning of Fiscal 2002). As a result of adopting SFAS No. 142, the Company will no longer record goodwill amortization of approximately $226 ($177 after income tax) per year.

The following table provides the comparable effects of adoption of SFAS 142 for 2002 and 2001

(in thousands, except per share data)	2002	2001
Reported Income before cumulative effect of change in accounting principle............	$1,796	$2,906
Add Back: Goodwill amortization (net of tax)...	--	180
Pro Forma Income before cumulative effect of change in accounting principle.........	$1,796	$3,086
Basic and Diluted Income Per Share:		
Reported Income per share before cumulative effect of a change in accounting principle...	$0.34	$0.54
Add back: Goodwill amortization (net of tax) per share...................................	--	0.03
Pro Forma income per share before cumulative effect of change in accounting principle...	$0.34	$0.57

Using the fair value approach, the Company performed the first annual impairment tests required by SFAS No. 142. Based upon results of the first phase of these tests, it appeared that goodwill related to the Company's North American Electronics reporting unit may be impaired. As a result the second phase of the tests required by SFAS No. 142 on a fair value approach for the North American Electronics reporting unit was performed. In accordance with SFAS No. 142, once an indication of possible impairment is evident at a reporting unit, the amount of goodwill impairment is determined based upon what the balance of goodwill would have been if the purchase accounting method prescribed by SFAS No. 141 were applied at the date of impairment. Under SFAS No. 142, if the carrying amount of goodwill exceeds its fair value, an impairment loss must be recognized in an amount equal to that excess. Once the impairment loss is recognized, the adjusted carrying amount of the goodwill will be its new accounting basis. This second phase of the impairment evaluation determined that impairment had occurred, as a result of which an impairment loss of $4,453 ($2,846 net of income taxes), was recognized as a cumulative effect of a change in accounting principle as of the beginning of fiscal 2002 as prescribed by SFAS No. 142.

In June 2001 FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company adopted this statement effective December 28, 2002 (beginning of the Company's fiscal 2003). The Company does not believe that implementation of this SFAS will have a material impact on its Consolidated Financial Statements.

In October 2001, FASB issued Statement of Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which supercedes SFAS No. 121. Though it retains the basic requirements of SFAS No. 121 regarding when and how to measure impairment loss, SFAS No. 144 provides additional implementation guidance. SFAS No. 144 applies to long-lived assets to be held and used or to be disposed of, including assets under capital leases of lessees; assets subject to operating leases of lessors; and prepaid assets. This statement is effective for fiscal years beginning after December 15, 2001. The Company's adoption of this SFAS during fiscal 2002 has not had a material impact on its Consolidated Financial Statements.

In April 2002, FASB issued Statement of Accounting Standards No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No 13, and Technical Corrections." SFAS No. 145 rescinds previous accounting guidance, which required all gains and losses from the extinguishment of debt be classified as an extraordinary item. Under SFAS No. 145 classification of debt extinguishment depends on the facts and circumstances of the transaction. This statement is effective for fiscal years beginning after May 15, 2002. The Company's does not expect this SFAS to have a material impact upon the Consolidated Financial Statements upon its adoption during fiscal 2003.

In July 2002, FASB issued Statement of Accounting Standards No.146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for the costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of this SFAS during fiscal 2003 will have a material impact upon the Consolidated Financial Statements.

In December 2002 FASB issued Statement of Accounting Standards No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. The Company intends to adopt SFAS No. 123 as amended by SFAS No. 148 to account for options granted under its 1996 Stock Based Incentive Compensation Plan. The Company is evaluating the transition methods allowed under this statement. Accordingly the Company cannot determine the impact of adoption of this statement at this time.

Safe Harbor Statement

Certain information included or incorporated by reference in this document may be deemed to be "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future are forward looking statements. Such statements are characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expects," "estimates," "projects," "positioned," "strategy," and similar expressions. These statements are based on assumptions and assessments made by the Company's management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. These forward looking statements are subject to a number of risks and uncertainties, including but not limited to continuation of the Company's longstanding relationships with major customers, the Company's ability to integrate acquired businesses into its operations and realize planned synergies, the extent to which acquired businesses are able to meet the Company's expectations and operate profitably, ability to obtain financing, changes in regulations that could affect demand for products, and unanticipated developments that could occur with respect to contingencies such as environmental matters and litigation. In addition the Company is subject to risks and uncertainties that affect the manufacturing sector generally, including, but not limited to, economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. Any such forward looking statements are not guarantees of future performances and actual results, developments and business decisions may differ from those envisaged by such forward looking statements. The Company disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the foregoing.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential change in an instrument's value caused, for example, by fluctuations in interest and currency exchange rates. The Company's primary market risk exposures are interest rate and unfavorable movements in exchange rates between the U.S. dollar and each of the Mexican peso, Canadian dollar, Euro, and Indian rupee. Monitoring and managing these risks is a continual process carried out by senior management. Market risk is managed based on an ongoing assessment of trends in interest rates, foreign exchange rates, and economic developments, giving consideration to possible effects on both total return and reported earnings. The Company's financial advisors, both internal and external, provide ongoing advice regarding trends that affect management's assessment.

Exchange Rate Sensitivity

The Company has operations in several foreign countries, and approximately $23.7 million of the Company's revenue from continuing operations was derived from the Company's operations outside the United States. Accordingly, exposure exists to potentially adverse movements in foreign currency rates. The Company does not use foreign exchange forward contracts to hedge the risk of change in foreign currency exchange rates.

The Company's consolidated financial statements are denominated in U.S. dollars and accordingly, changes in the exchange rates between Company subsidiaries' local currency and the U.S. dollar will affect the translation of such subsidiaries financial results into U.S. dollars for the purposes of reporting the consolidated financial results. The Company does not hedge these matters because cash flows from international operations are generally re-invested locally. It is estimated that a 10% change in foreign exchange rates would impact report net earnings (loss) by approximately $33,000.

Interest Rate Sensitivity

The effective interest rate payable on the Company's Facility is influenced by the actions of the Federal Reserve Bank Board in establishing from time to time the Federal Funds Interest Rate, which is the rate banks borrow from the Federal Reserve Bank. During 2002 and 2001 the Federal Reserve implemented a number of reductions in the Federal Funds Interest Rate in an effort to stimulate the U.S. economy. As a result the effective interest rate that the Company paid on its borrowings under the Facility declined leading to a corresponding reduction in interest expense. To the extent that the Federal Reserve increases the Federal Funds Interest Rate in the future, the effective interest rate on the Company's Facility will increase. The Company's interest expense will increase accordingly if borrowing levels remain constant. Based on the balance outstanding under our Facility at year-end, a 1% change in the effective interest rate would have changed interest expense by $181,000.

Item 8. Financial Statements and Supplementary Data

REPORT OF CERTIFIED INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Shareholders of TB Wood's Corporation:

We have audited the consolidated balance sheet of TB Wood's Corporation and subsidiaries ("the Company") as of December 27, 2002 and the related consolidated statements of operations, comprehensive income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of TB Wood's Corporation as of December 28, 2001 and for the two years then ended were audited by other auditors who have ceased operations. These auditors expressed an unqualified opinion on those financial statements in their report dated February 8, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of TB Wood's Corporation and subsidiaries as of December 27, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of TB Wood's Corporation and subsidiaries as of December 28, 2001 and for the two years then ended were audited by other auditors, who have ceased operation. As described in Note 2, these consolidated financial statements have been revised to include transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of December 29, 2001 (beginning of 52/53 week fiscal year ending December 27, 2002). Our audit procedures with respect to the disclosures in Note 2 with respect to fiscal 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income representing amortization expense (including any related income tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that continue to be amortized as a result of initially applying SFAS No. 142 (including related income tax effects) to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for fiscal 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the fiscal 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other forms of assurance on the fiscal 2001 and 2000 consolidated financial statements as a whole.

We have also audited schedule II for the year ended December 27, 2002. In our opinion, this schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

Grant Thornton LLP

Baltimore, Maryland
January 31, 2003

This report set forth below is a copy of a previously issued audit report by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP in connection with its inclusion in this Form 10-K. The consolidated balance sheet as of December 29, 2000, the consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for the year ended December 31, 1999 and the information in the Schedule for 1999 referred to in this report have not been included in the accompany consolidated financial statements or schedule.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To TB Wood's Corporation:

We have audited the accompanying consolidated balance sheets of TB Wood's Corporation (a Delaware corporation) and Subsidiaries as of December 28, 2001 and December 29, 2000 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TB Wood's Corporation and subsidiaries as of December 28, 2001 and December 29, 2000 and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts listed in Item 14(a) (2) of this Form 10-K is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 8, 2002

TB Wood's Corporation And Subsidiaries

Consolidated Balance Sheets

(in thousands, except per share and share amounts)	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 335	$ 581
Accounts receivable, less allowances for doubtful accounts, discounts, and claims of $645 and $472 in 2002 and 2001, respectively	14,219	15,706
Inventories:		
Finished goods	12,446	16,234
Work in process	4,519	4,698
Raw materials	8,146	8,302
LIFO reserve	(5,154)	(5,432)
	19,957	23,802
Other Current Assets	2,801	1,849
Total Current Assets	37,312	41,938
Property, Plant, and Equipment:		
Machinery and equipment	47,594	48,750
Land, buildings, and improvements	16,371	16,216
	63,965	64,966
Less accumulated depreciation	33,795	32,025
Total Property, Plant and Equipment	30,170	32,941
Other Assets:		
Deferred income taxes	3,298	2,265
Goodwill, net of accumulated amortization of $1,558 and $2,085 in 2002 and 2001, respectively	5,172	8,865
Other	1,624	1,623
Total Other Assets	10,094	12,753
	$77,576	$87,632
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt	$18,363	$ 843
Accounts payable	6,277	7,469
Checks outstanding	2,142	1,635
Accrued expenses	6,937	5,317
Deferred income taxes	1,001	1,202
Total current liabilities	34,720	16,466
Long-term debt, less current maturities	5,436	27,802
Postretirement benefit obligation, less current portion	11,007	11,857
Minority interest	-	3,062
Commitments and Contingencies (Note 7)		
Shareholders' Equity:		
Preferred stock, $.01 par value; 100 and 5,000,000 shares authorized in 2002 and 2001, no shares issued or outstanding	-	-
Common stock, $.01 par value; 10,000,000 and 40,000,000 shares authorized; 5,639,798 issued; and 5,240,869 and 5,219,447 outstanding at December 27, 2002 and December 28, 2001, respectively	57	57
Common stock in treasury at cost; 398,929 and 420,351 shares at December 27, 2002 and December 28, 2001, respectively	(4,188)	(4,338)
Additional paid-in capital	26,726	26,720
Retained earnings	6,029	8,968
Accumulated other comprehensive loss	(2,211)	(2,962)
Total shareholders' equity	26,413	28,445
	$77,576	$87,632

The accompanying notes are an integral part of these consolidated financial statements.

TB Wood's Corporation And Subsidiaries

Consolidated Statements of Operations

(in thousands, except per share amounts)	2002	2001	2000
Net sales	$104,383	$108,805	$134,357
Cost of sales	71,238	71,768	85,857
Gross profit	33,145	37,037	48,500
Selling, general, and administrative expenses	29,178	31,010	34,300
Operating income, before minority interest	3,967	6,027	14,200
Minority interest in joint ventures	151	1,147	1,554
Operating income after minority interest	3,816	4,880	12,646
Other (expense) income:			
Interest expense and other finance charges	(861)	(1,579)	(3,025)
Other, net	(39)	576	291
Other expense, net	(900)	(1,003)	(2,734)
Income before provision for income taxes and cumulative effect of change in accounting principle	2,916	3,877	9,912
Provision for income taxes	1,120	971	3,767
Income before cumulative effect of change in accounting principle	1,796	2,906	6,145
Cumulative effect of change in accounting principle, net of income tax	(2,846)	--	--
Net (loss) income	$(1,050)	$ 2,906	$ 6,145
Per share of common stock			
Basic:			
Income before cumulative effective of change in accounting principle per common share	$0.34	$0.55	$1.12
Cumulative effect of change in accounting principle per common share	(0.54)	--	--
Net (loss) income per common share	$(0.20)	$0.55	$1.12
Weighted average shares of common stock and equivalents outstanding	5,232	5,332	5,468
Diluted:			
Income before cumulative effective of change in accounting principle per common share	$0.34	$0.54	$1.12
Cumulative effect of change in accounting principle per common share	(0.54)	--	--
Net (loss) income per common share	$(0.20)	$0.54	$1.12
Weighted average shares of common stock and equivalents outstanding	5,232	5,355	5,473

Consolidated Statements of Comprehensive Income

	2002	2001	2000
Net (loss) income	$(1,050)	$2,906	$6,145
Other comprehensive income:			
Foreign currency translation adjustment	751	(328)	(991)
Comprehensive (loss) income	$ (299)	$2,578	$5,154

The accompanying notes are an integral part of these consolidated financial statements.

TB Wood's Corporation And Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

(in thousands)	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2000	$59	$(3,811)	$29,086	$4,001	$(1,643)
Net Income	-	-	-	6,145	-
Stock issuance for employee benefit plans	-	372	-	21	-
Dividends declared	-	-	-	(1,976)	-
Proceeds from options exercised	-	45	-	(44)	-
Treasury stock, net	-	(1,172)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(991)
Balance at December 29, 2000	59	(4,566)	29,086	8,147	(2,634)
Net Income	-	-	-	2,906	-
Stock issuance for employee benefit plans	-	358	36	(88)	-
Dividends declared	-	-	-	(1,938)	-
Proceeds from options exercised	-	18	-	(59)	-
Retirement of Common Stock, 200,003 shares	(2)	2,404	(2,402)	-	-
Treasury stock, net	-	(2,552)	-	-	-
Foreign currency translation adjustment	-	-	-	-	(328)
Balance at December 28, 2001	57	(4,338)	26,720	8,968	(2,962)
Net (Loss)	-	-	-	(1,050)	-
Stock issuance for employee benefit plans	-	145	6	(6)	-
Dividends declared	-	-	-	(1,883)	-
Treasury stock, net	-	5	-	-	-
Foreign currency translation adjustment	-	-	-	-	751
Balance at December 27, 2002	$57	$(4,188)	$26,726	$6,029	$(2,211)

The accompanying notes are an integral part of these consolidated financial statements.

TB Wood's Corporation And Subsidiaries

Consolidated Statements Of Cash Flows

(in thousands)	2002	2001	2000
Cash Flows from Operating Activities:			
Net (Loss) income	$(1,050)	$ 2,906	$ 6,145
Cumulative effect of change in accounting principle	2,846	0	0
Income before cumulative effect of change in accounting principle	1,796	2,906	6,145
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,671	5,631	5,498
Change in deferred income taxes	373	1,081	276
Stock option compensation and employee stock benefit expense	81	265	392
Net (gain) loss on sale of assets	(19)	(537)	27
Minority interest	(3,034)	1,147	1,554
Other, net	(68)	(130)	0
Changes in operating assets and liabilities:			
Accounts receivable	1,487	3,206	(319)
Inventories	3,845	8,414	1,944
Other current assets	(952)	59	(74)
Accounts payable	(1,192)	(1,194)	(3,744)
Accrued and other liabilities	770	(8,023)	2,059
Total adjustments	6,962	9,919	7,613
Net cash provided by operating activities	8,758	12,825	13,758
Cash Flows from Investing Activities:			
Capital expenditures	(3,481)	(4,110)	(7,712)
Proceeds from sales of fixed assets	695	745	10
Other, net	(787)	504	68
Net cash used in investing activities	(3,573)	(2,861)	(7,634)
Cash Flows from Financing Activities:			
Change in checks outstanding	507	466	166
Distribution of earnings to minority partner	(28)	(376)	0
Proceeds from (repayments of) long-term debt, net	(446)	(231)	(515)
Proceeds from (repayments of) revolving credit facilities, net	(4,400)	(5,144)	(2,490)
Payment of dividends	(1,883)	(1,938)	(1,976)
Purchase of treasury stock, net	68	(2,552)	(1,126)
Other	--	101	182
Net cash used in financing activities	(6,182)	(9,674)	(5,759)
Effect of changes in foreign exchange rates	751	(328)	(991)
Decrease in cash and cash equivalents	(246)	(38)	(626)
Cash and cash equivalents at beginning of year	581	619	1,245
Cash and cash equivalents at end of year	$ 335	$ 581	$ 619
Income taxes paid, net of refunds during the year	$ 979	$ 1,714	$ 1,368
Interest paid during the year	$ 905	$ 1,419	$ 2,880

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except per share amounts)

1. Nature of Business and Principles of Consolidation

TB Wood's Corporation and subsidiaries (collectively, "Wood's" or the "Company") is an established designer, manufacturer, and marketer of electronic and mechanical industrial power transmission products which are sold to distributors, domestic and international manufacturers, and users of industrial equipment. Principal products of the Company include electronic drives, integrated electronic drive systems, mechanical belted drives, and flexible couplings. The Company has operations throughout the United States, Canada, Mexico, Germany, Italy and India. The accompanying consolidated financial statements include the accounts of TB Wood's Corporation, its wholly owned subsidiaries, and its majority-owned joint ventures. All intercompany accounts and transactions have been eliminated in consolidation.

Year-End

The Company's 52/53-week fiscal year ends on the Friday closest to the last day of December. The Company's fiscal year ends were as follows:

2002................................December 27, 2002
2001 ....December 28, 2001
2000 ....December 29, 2000

2. *Summary of Significant Accounting Policies*

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Product Warranty

In the ordinary course of business, the Company warrants its products against defect in design, materials, and workmanship over various time periods. Warranty reserve and allowance for product returns is established based upon management's best estimates of amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The warranty reserve and allowance for product returns is immaterial to the financial position of the Company for all periods presented, and the change in reserve and allowance for each period is immaterial to the Company's results and cash flow.

Inventories

Inventories are stated at the lower of cost or market primarily using the last-in, first-out ("LIFO") method. Market is defined as net realizable value. Cost includes raw materials, direct labor, and manufacturing overhead. Approximately 66% and 72% of total inventories at December 27, 2002 and December 28, 2001, respectively, were valued using the LIFO method. In 2001, the Company changed its method for determining LIFO values from the double-extension method to the link-chain method. This change did not have a material impact upon the financial statements. Due to the decline in inventories valued using the LIFO method, the LIFO reserve decreased $278 and $451 during the years ended December 27, 2002 and December 28, 2001 respectively, which reduced the Cost of Goods Sold by the same amount. Inventories for foreign operations are stated at the lower of cost or market using the first-in, first-out ("FIFO") method.

The Company writes down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

The Company depreciates its property, plant, and equipment principally using the straight-line method over the estimated useful lives of the assets. Equipment under capital leases is depreciated over the asset's estimated useful life and is included in machinery and equipment. Maintenance and repair costs are charged to expense as incurred, while major renewals and improvements are capitalized. When property and equipment are retired or otherwise disposed of, the related carrying value and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. The depreciable lives of the major classes of property, plant and equipment are summarized as follows:

Asset Type	Lives
Machinery and equipment	3 – 15 years
Buildings and improvements	10 – 40 years

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the expected future net cash flows generated by the assets. If the assets are considered to be impaired, the impairment is recognized by the amount by which the carrying amount of the asset exceeds its fair value.

Post Retirement Benefits Obligation

The Company, in consultation with an actuarial firm specializing in the valuation of postretirement benefit obligations, selects certain actuarial assumptions to base the actuarial valuation of such obligation on, such as the discount rate (interest rate used to determine present value of obligations payable in the future), initial health care cost trend rate, the ultimate cost care trend rate and mortality tables to determine the expected future mortality of plan participants. To the extent that the actual rates and mortality vary from the assumptions used to determine the present actuarial valuation of these postretirement benefits, additional provision for expense may be necessary.

Stock Based Compensation

For fiscal 2002 and prior years the Company used the intrinsic value method as defined by Accounting Principles Board Opinion No. 25 to account for stock-based employee compensation in each period presented. The Company intends to adopt SFAS No. 123 as amended by SFAS No. 148 during fiscal 2003 but has not yet made a determination as to the transition method to use or completed the valuation of the options granted during January 2003.

The following table illustrates the effect on net income (loss) and net income (loss) per share had compensation costs for the stock-based compensation plan been determined based on the grant date fair values of awards under the provisions of SFAS No. 123, for the fiscal years:

	2002	2001	2000
Net (loss) income as reported	$(1,050)	$2,906	$6,145
Less: Total stock-based compensation expense determined under the fair value-based method for all awards, net of related tax effects	(157)	(36)	(42)
Pro forma net (loss) income	$(1,207)	$2,870	$6,103
Net (loss) income per share – basic			
As reported	$(0.20)	$0.55	$1.12
Pro forma	$(0.23)	$0.54	$1.12
Net (loss) income per share – diluted			
As reported	$(0.20)	$0.54	$1.12
Pro forma	$(0.23)	$0.54	$1.12

Revenue Recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" issued by the Securities and Exchange Commission. Revenue is recognized at the time product is shipped and title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed and collectibility of the related receivable is reasonably assured. The Company establishes allowances to cover anticipated doubtful accounts, sales discounts, product warranty, and returns based upon historical experience. Shipping and handling costs charged to customers are included as a component of net sales.

Self-Insurance

For a portion of fiscal 2000 and prior fiscal years the Company's workers' compensation insurance policies had the potential for retrospective premium adjustments. In fiscal 2000 the Company changed to a fully insured workers' compensation insurance type of policy. For fiscal 2001 and prior years the Company maintained a partially self-insured group health insurance policy that is subject to specific retention levels. During fiscal 2002 the Company changed to a fully insured group health insurance policy. Insurance administrators assist the Company in estimating the fully developed workers' compensation liability and group health insurance reserves that are accrued by the Company. In the opinion of management, adequate provision has been made for all incurred claims. At December 27, 2002, the Company's bank had issued letters of credit totaling $577 to cover incurred but unpaid claims and other costs related to its workers' compensation liability.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Translation adjustments, which result from the process of translating financial statements into U.S. dollars, are accumulated as a separate component of other comprehensive income. Exchange gains and losses resulting from foreign currency transactions, primarily intercompany sales of products, are included in other expense in the accompanying statements of operations.

Goodwill

For fiscal 2001 and prior years the excess of cost over the net assets acquired ("Goodwill") was amortized on a straight-line basis over a period of 40 years. Goodwill amortization before income taxes for 2001 and 2000 was $226 and $259, respectively.

Effective at the beginning of its fiscal year 2002 the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill and intangible assets deemed to have an indefinite life will no longer be amortized but will be subject to an annual impairment test. As a result of adopting SFAS No. 142, the Company will no longer record goodwill amortization of approximately $226 ($180 after income tax) per year.

The following table provides the comparable effects of the adoption of SFAS No. 142 for the fiscal years 2002, 2001 and 2000.

(in thousands, except per share data)	2002	2001	2000
Reported Income before cumulative effect of change in accounting principle	$1,796	$2,906	$6,145
Add Back: Goodwill amortization (net of income tax)	--	180	160
Adjusted Net Income before cumulative effect of change in accounting principle	$1,796	$3,086	$6,305
Basic and Diluted Income Per Share:			
Reported Income per share before cumulative effect of a change in accounting principle	$0.34	$0.54	$1.12
Add back: Goodwill amortization (net of income tax) per	--	0.03	0.03
Adjusted Net Income per share before cumulative effect of change in accounting principle	$0.34	$0.57	$1.15

During the first quarter of 2002, the Company performed its first annual impairment tests that indicated impairment of goodwill of the North American Electronics reporting unit. As a result the second phase of the tests required by SFAS No. 142 on a fair value approach for the North American Electronics reporting unit was performed. This second phase of the impairment evaluation determined that impairment had occurred, as a result of which an impairment loss of $4,453 ($2,846 net of income taxes), was recognized as a cumulative effect of a change in accounting principle as of the beginning of fiscal 2002 as prescribed by SFAS No. 142.

Reconciliation of the Goodwill account is as follows:

Goodwill, balance at December 29, 2000	$9,546
Amortization	(226)
Change due to foreign currency translation and adjustments	(455)
Goodwill, balance at December 28, 2001	8,865
Addition due to earn out payments	498
Write-off of impaired goodwill	(4,453)
Change due to foreign currency translation	262
Goodwill, balance at December 27, 2002	$5,172

Shareholders' Equity

Since 1996, the Board of Directors has authorized the Company to purchase up to a total of 500,000 of the Company's common shares subject to certain business and market conditions. As of December 27, 2002 the number of treasury shares purchased under this authorization was 497,936 excluding shares issued to employees. This total includes 150,003 shares accepted on August 3, 2001 at $11.00 per share plus related costs under the self-tender offer authorized by the Board of Directors in 2001 and 50,000 shares purchased on September 7, 2001 at $11.00 per share that were retired. In addition in 1999, the Board of Directors authorized a self-tender offer for the Company's common shares under which on December 17, 1999, the Company accepted 400,000 shares at $9.00 per share plus related costs. During 2002, the Company transferred 10,310 shares of treasury stock to the employees stock purchase plan and 11,112 to the 401(k) profit-sharing plan.

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, accounts receivable, and accounts payable, approximate carrying value due to the short-term maturity of the instruments. The fair value of short-term and long-term debt amounts approximate carrying value and are based on their effective interest rates compared to current market rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development Cost

Research and development costs consist substantially of projects related to new product development within the electronics business and are expensed as incurred. Total research and development costs were $2,879 in 2002, $3,077 in 2001, and $3,108 in 2000.

Major Customers

The Company's five largest customers accounted for approximately 40%, 36%, and 31% of net sales for fiscal years 2002, 2001, and 2000, respectively. Of these customers, one accounted for close to 25% of net sales for the year ended December 27, 2002. The loss of one or more of these customers would have an adverse effect on the Company's performance and operations. Foreign and export sales accounted for 25%, 23% and 25% of total sales in fiscal years 2002, 2001 and 2000, respectively.

Net Income Per Share

Basic earnings per share ("EPS") is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding. No dilution for any potentially dilutive securities is included in basic EPS. Diluted EPS is computed by dividing reported earnings available to common shareholders by weighted average shares and common equivalent shares outstanding.

The computation of weighted average shares outstanding is as follows for fiscal years 2002, 2001, and 2000:

	2002	2001	2000
Common shares outstanding for basic EPS	5,232	5,332	5,468
Shares issued upon assumed exercise of outstanding stock options	--	23	5
Weighted average number of common and common equivalent shares outstanding for diluted earnings per share	5,232	5,355	5,473

Options outstanding for 783,000, 676,250 and 623,100 shares for fiscal 2002, 2001 and 2000, respectively, are excluded from the calculation of weighted average shares outstanding because they are anti-dilutive.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" that was effective July 2001 which requires that all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company has made no acquisitions since the effective date of this statement. Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" effective for the Company at the beginning of its fiscal year 2002. The effect of adopting this accounting standard is detailed in the Goodwill section above.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company intends to adopt this statement effective December 28, 2002 (beginning of the Company's fiscal 2003). The Company does not believe that implementation of this SFAS will have a material impact on its Consolidated Financial Statements.

In October 2001, the FASB issued Statement of Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which supercedes SFAS No. 121. Though it retains the basic requirements of SFAS No. 121 regarding when and how to measure impairment loss, SFAS No. 144 provides additional implementation guidance. SFAS No. 144 applies to long-lived assets to be held and used or to be disposed of, including assets under capital leases of lessees; assets subject to operating leases of lessors; and prepaid assets. This statement is effective for fiscal years beginning after December 15, 2001. The Company's adoption of this SFAS during fiscal 2002 has not had a material impact on its Consolidated Financial Statements.

In April 2002, the FASB issued Statement of Accounting Standards No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No 13, and Technical Corrections." SFAS No. 145 rescinds previous accounting guidance, which required all gains and losses from the extinguishment of debt be classified as an extraordinary item. Under SFAS No. 145 classification of debt extinguishment depends on the facts and circumstances of the transaction. This statement is effective for fiscal years beginning after May 15, 2002. The Company's does not expect this SFAS to have a material impact upon the Consolidated Financial Statements upon its adoption during fiscal 2003.

In July 2002, the FASB issued Statement of Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for the costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of this SFAS during fiscal 2003 will have a material impact upon the Consolidated Financial Statements.

In December 2002, the FASB issued Statement of Accounting Standards No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure," an amendment of FASB Statement No. 123. The Company intends to adopt SFAS No. 123 as amended by SFAS No. 148 to account for options granted under its 1996 Stock Based Incentive Compensation Plan during fiscal 2003. The Company is evaluating the transition methods allowed under this standard. Accordingly the Company cannot determine the impact of adoption of this SFAS at this time.

3. Accrued expenses

Components of accrued expenses at December 27, 2002 and December 28, 2001 were as follows:

	2002	2001
Accrued payroll and other compensation	$3,321	$2,483
Accrued taxes	1,189	455
Accrued workers' compensation	247	150
Other accrued liabilities	2,180	2,229
Total	$6,937	$5,317

4. Long-Term Debt And Capital Lease Obligations

Long-term debt obligations at December 27, 2002 and December 28, 2001 were as follows:

	2002	2001
Unsecured Revolving Lines of Credit	$ 18,293	$23,244
Equipment loans	216	116
Industrial revenue bonds	5,290	5,285
	23,799	28,645
Less current maturities	(18,363)	(843)
	$ 5,436	$27,802

Aggregate future maturities of long-term debt of December 27, 2002 are as follows:

2003	$18,363
2004	23
2005	24
2006	25
2007	26
Thereafter	5,338
	$23,799

The Company has a $52,500 unsecured revolving credit facility with PNC Bank, N.A. For a portion of 2001, $10,000 of the total was payable in German deutschemarks. During 2001, the Company converted the German deutschemark portion into a US dollar denominated amount. In addition to the $18,100 actually borrowed under this facility at December 27, 2002, there were letters of credit outstanding in the amount of $5,995 primarily to secure the Company's industrial revenue bonds. The amount available at December 27, 2002 was $28,455. The revolving credit bears a variable interest of LIBOR at December 27, 2002 plus 1.375%, and matures in October 2003. The average rate of the revolving debt at December 27, 2002 and December 28, 2001 was 2.83% and 3.23% respectively. The credit facility contains numerous restrictive financial covenants, which require the Company to comply with certain financial tests including, among other things, maintaining minimum tangible net worth, as defined, and maintaining certain specified ratios. The credit facility also contains other restrictive covenants that include, among other things, restrictions on outside investments and restrictions on capital expenditures. The Company was in compliance with amended debt covenants as of the end of its fiscal year.

In addition to the above facility, one of the Company's foreign subsidiaries has an unsecured revolving credit facility denominated in Euro's that translates into $193 at December 27, 2002, maturing in 2003. The rate for this facility was 3.8% at December 27, 2002.

The gross proceeds from (repayments of) the revolving credit facilities are as follows:

	2002	2001	2000
Proceeds from revolving credit facilities	$ 38,900	$ 42,717	$ 45,227
Repayments of revolving credit facilities	(43,300)	(47,861)	(47,717)
	$ (4,400)	$ (5,144)	$ (2,490)

In August 1998, the Company entered into an interest rate swap agreement that effectively converted $10,000 of the underlying variable rate debt in the unsecured PNC revolving credit facility to fixed rate debt. The notional principal amount of the swap agreement is $10,000 with an effective fixed rate of 5.75%. The swap agreement was settled each month and expired in July 2001. The Company did not renew or restablish a similar interest swap agreement.

In April 1997, the Company borrowed approximately $2.3 million by issuing Variable Rate Demand Revenue Bonds under the authority of the Industrial Revenue Board of the City of Chattanooga, bearing variable interest as set by the Industrial Revenue Board of the City of Chattanooga (1.7% at December 27, 2002) maturing April 2022. The bonds were issued to finance a new production facility for the electronics systems business.

In February 1999, the Company borrowed approximately $3.0 million by issuing Variable Rate Demand Revenue Bonds under the authority of the Industrial Development Corporation City of San Marcos, bearing variable interest as set by the Industrial Development Corporation City of San Marcos (1.7% at December 27, 2002), maturing April 2024. The bonds were issued to finance a new production facility for the mechanical division.

5. Income Taxes

The components of the provision for income taxes for fiscal years 2002, 2001, and 2000 are shown below:

	2002	2001	2000
Current:			
Federal and state	$ (76)	$ (607)	$1,855
Foreign	134	497	1,636
	58	(110)	3,491
Deferred	1,062	1,081	276
Provision for income taxes on income before cumulative effect of change in accounting principle	1,120	971	3,767
Income tax benefit of cumulative effect of change in accounting principle	(1,607)	--	--
(Benefit) Provision for income taxes	$ (487)	$971	$3,767

Under SFAS No. 109, deferred tax assets or liabilities at the end of each period are determined by applying the current tax rate to temporary difference between the financial reporting and income tax bases of assets and liabilities.

The components of deferred income taxes at December 27, 2002 and December 28, 2001 are as follows:

	2002	2001
Deferred income tax liabilities:		
Book basis in property over tax basis	$(2,908)	$(2,551)
LIFO inventory basis difference	(2,101)	(1,975)
Other	--	(428)
Total deferred income tax liabilities	(5,009)	(4,954)
Deferred income tax assets:		
Postretirement benefits not currently deductible	4,364	4,623
Write-off of Goodwill	1,141	--
Accrued liabilities not currently deductible	620	366
Allowance for doubtful accounts and inventory reserves	787	515
Other	278	513
Total deferred income tax assets	7,190	6,017
Net deferred income tax asset	$2,181	$ 1,063

A reconciliation of the provision for income taxes on income before cumulative effect of change in accounting principle at the statutory federal income tax rate to the Company's tax provision as reported in the accompanying consolidated statements of operations is shown below:

	2002	2001	2000
Federal statutory income tax	$1,022	$1,318	$3,347
State income taxes, net of federal income tax benefit	(144)	(214)	162
Foreign taxes and other, net	242	(133)	258
	$1,120	$ 971	$3,767

The provision for income taxes in fiscal 2001 includes a tax benefit related to revised estimates of the Company's income tax liability and the realization of certain state income tax refunds of approximately $519 as well as certain income tax credits.

In 2002, 2001, and 2000 earnings before income taxes included $(206), $1,151, and $3,096, respectively, of losses or earnings generated by the Company's foreign operations. No federal or state income taxes benefit or provision has been provided on the undistributed earnings of certain of these foreign operations, as the earnings will continue to be reinvested. It is not practical to estimate the additional income taxes, including any foreign withholding taxes that might be payable with the eventual remittance of such earnings.

6. Benefit Plan

Compensation Plans

The Company maintains a discretionary compensation plan for its salaried and hourly employees, which provides for incentive awards based on certain levels of earnings, as defined. Amounts awarded under the plan and charged to expense in the accompanying statements of operations were $0, $0, and $759 for fiscal years 2002, 2001, and 2000, respectively.

Profit-Sharing Plans

Since January 1, 1988, the Company has maintained a separate defined contribution 401(k) profit-sharing plan covering substantially all United States employees. Under this plan, the Company matches a specified percentage of each eligible employee's contribution and 50% of the match is invested in funds designated by the employee. The Company suspended the matching portion of this plan from March 1, 2002 until July 31, 2002. The Company contributed 11,112 shares of common stock held in treasury in 2002, 23,630 shares in 2001, and 33,587 shares in 2000. The Company also contributed cash to this profit-sharing plan of approximately $230, $570, and $452 for fiscal years 2002, 2001, and 2000, respectively. In addition, the Company has a noncontributory profit-sharing plan covering its Canadian employees, for which $55, $70, and $12 was charged to expense for fiscal years 2002, 2001, and 2000, respectively.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan ("ESPP") enables employees of the Company to subscribe for shares of common stock on quarterly offering dates, at a purchase price, which is the lesser of 85% effective September 2001 or 90% for prior periods of the fair value of the shares on the first or last day of the quarterly period. Employee contributions to the ESPP were $61, $78, and $103 for 2002, 2001, and 2000, respectively. Pursuant to the ESPP, 10,310 shares were issued to employees during 2002, 12,194 during 2001, and 13,324 during 2000. At the annual meeting on April 11, 1997, the Company's shareholders approved the reservation of 500,000 shares to be issued under the ESPP. As of December 27, 2002, 438,505 shares are available for future issuance.

Stock Options

The Company has a 1996 stock-based incentive compensation plan (the "1996 Plan"), the purpose of which is to assist the Company in attracting and retaining valued personnel by offering them a greater stake in the Company's success and a closer identity with the Company, and to encourage ownership of the Company's common stock by such personnel.

The 1996 Plan is administered by a committee (the "Committee") designated by the board of directors. Awards under the 1996 Plan may be made to all officers and key employees of the Company. No awards can be made under the 1996 Plan after January 31, 2006.

The Committee may grant stock options and shares of common stock in the form of either deferred stock or restricted stock, as defined in the 1996 Plan. Options granted under the 1996 Plan may be either incentive stock options ("ISOs") or nonqualified stock options. ISOs are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Unless an option is specifically designated at the time of grant as an ISO, options under the 1996 Plan will be nonqualified. The Committee will determine the exercise price of the options. The maximum term of an option or Stock Appreciation Right ("SAR") granted under the 1996 Plan shall not exceed ten years from the date of grant or five years from the date of grant if the recipient on the date of grant owns directly, or indirectly, shares possessing more than 10% of the total combined voting power of all classes of stock of the Company. No option or SAR may be exercisable sooner than six months from the date the option or SAR is granted.

Stock option activity for the fiscal years 2002, 2001, 2000 is as follows:

	Number of shares subject to option	Weighted average exercise price
Options outstanding at January 1, 2000	538,811	$20.20
Granted	236,250	12.67
Canceled	(106,813)	23.39
Exercised	(16,023)	6.28
Options outstanding at December 29, 2000	652,225	16.08
Granted	250,800	10.32
Canceled	(148,600)	14.21
Exercised	(6,375)	3.87
Options outstanding at December 28, 2001	748,050	15.45
Granted	145,650	7.08
Canceled	(110,700)	19.98
Exercised	--	--
Options outstanding at December 27, 2002	783,000	$13.25

The following table sets forth the range of exercise price, number of shares, weighted average exercise price, and remaining contractual lives by groups of similar price and grant dates as of December 27, 2002.

Options Outstanding				Options Exercisable	
Range of exercise price	Number of shares	Weighted average exercise price	Weighted average contractual life	Number of shares	Weighted average exercise price
$7.50 - $11.25	230,700	$9.13	8.92 years	83,032	$ 9.33
$11.26 - $16.89	377,550	$13.04	5.88 years	182,218	$13.34
$16.90 - $25.35	105,250	$18.99	6.65 years	105,250	$18.99
$25.36 - $28.00	69,500	$28.00	5.00 years	69,500	$28.00
Total Options Outstanding	783,000	$13.25	6.90 years	440,000	$16.25

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company continues to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued To Employees." Under this opinion the Company did not recognize any compensation expense from such grants because the exercise price of the options equaled or exceeded the market price on the date of grant. SFAS No. 123 does, however, require the disclosure of pro forma net income and earnings per share, as if the fair value-based method of accounting had been applied.

The Company has calculated the fair value of its stock-based compensation plan under SFAS No. 123 using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000:

	2002	2001	2000
Risk free interest rate	5.0%	5.0%	5.6%
Expected lives	5 & 10 years	5 & 10 years	5 &10 years
Expected volatility	27.3%	9.5%	9.5%
Dividend yield	5.1%	5.2%	4.9%

The fair value of options granted in 2002, 2001 and 2000 using the Black-Scholes method was $153, $24, and $57, respectively net of tax, which would be recognized as expense over the vesting period of the options.

Postretirement Benefits

The Company sponsors an unfunded defined benefit postretirement medical plan that provides coverage for retirees and their dependents. A portion of the plan is paid for by retiree cost sharing. The accounting for the plan anticipates future cost sharing increases to keep pace with health care inflation.

In fiscal 2001 the Company terminated post retirement medical plan benefits for all employees retiring subsequent to December 31, 2001. While employees retiring after December 31, 2001 will be allowed to participate in the insured medical plan, these employees will pay 102% of the cost of the monthly insurance premium to the Company for such class of employees. As a result of the curtailment of these postretirement plan benefits, the Company realized a gain in 2001 in the amount of $482. During fiscal 2001, the Company also recorded a reduction in the postretirement benefit obligation of $788 as a result of revised actuarial estimates

The following table summarizes the Company's postretirement benefit obligations and the assumptions used in determining postretirement benefit cost:

	2002	2001
Benefit obligation at beginning of year	$12,167	$14,833
Service cost	4	203
Interest cost	182	342
Amortization	(752)	(2,419)
Retiree benefits	(294)	(310)
Curtailment of plan benefits	-	(482)
Benefit obligation at end of year	$11,307	$12,167
Accrued Benefit Obligation:		
Accumulated Benefit Obligation	$2,805	$ 2,649
Unrecognized Prior Service Benefit	2,557	2,790
Unrecognized Actuarial Net Gain	5,945	6,728
	$11,307	$12,167
Discount rate	6.50%	7.25%
Initial health care cost trend	5.50%	5.75%
Ultimate health care cost trend rate	5.00%	5.00%
Year ultimate health care cost trend rate reached	2004	2004

Net periodic postretirement benefit includes the following components:

	2002	2001	2000
Service cost	$ 4	$ 203	$ 127
Interest cost	182	342	315
Amortization	(752)	(2,419)	(886)
Curtailment of plan benefits	0	(482)	0
Net benefit	$(566)	$(2,356)	$(444)

A one percent increase in the assumed health care cost trend rate would increase the aggregate of the service and interest components of the net benefit for the year ended December 27, 2002 by $15 and the accumulated postretirement benefit obligation as of that date by $251. A one percent decrease in the assumed health care cost trend rate would decrease the aggregate of the service and interest components of the net benefit for the year ended December 27, 2002 by $13 and the accumulated postretirement benefit obligation as of that date by $219.

7. Commitments And Contingencies

Legal Proceedings

The Company is subject to a number of legal actions arising in the ordinary course of business. In management's opinion, the ultimate resolution of these actions will not materially affect the Company's financial position or results of operations.

Capital Expenditure Commitments

The amount of commitments for capital expenditures at December 27, 2002 was immaterial.

Environmental Risks

The Company's operations and properties are subject to federal, state, and local laws, regulations, and ordinances relating to certain materials, substances, and wastes. The nature of the Company's operations exposes it to the risk of claims with respect to environmental matters. Based on the Company's experience to date, management believes that the future cost of compliance with existing environmental requirements will not have a material adverse effect on the Company's operations or financial position.

Operating Lease Commitments

The Company leases warehouse and office space, office equipment, and other items under non-cancelable operating leases. The expense for non-cancelable operating leases was approximately $1,319, $468, and $457 for fiscal years 2002, 2001 and 2000, respectively. At December 27, 2002, future minimum lease payments under non-cancelable operating leases are as follows:

2003	$1,360
2004	1,073
2005	836
2006	457
2007	314
2008 and thereafter	247
	$4,287

8. Joint Ventures

In July 1999, the Company entered into a joint venture agreement with The Electron Corp. ("Electron") to manufacture, machine, market, distribute, and engineer belted drive components and such other products having similar uses, which may be developed by the Company or Electron in the future. The Company since the formation of the joint venture held controlling interest and, as such, has consolidated the joint venture.

In November 2001 Electron filed for reorganization under Chapter 11 (Reorganization) of the U.S. Bankruptcy Code. Subsequently in March of 2002 this filing was converted into a filing under Chapter 7 (Liquidation) of the Code. In July 2002, the Company purchased Electron's interest in the joint venture from a bank that succeeded to that interest as a secured creditor. Following the purchase of Electron's interest, the joint venture dissolved and the Company succeeded to their business and assets. The Company did not suffer any losses as a result of this event nor did it have a material impact upon the business.

Operating income attributed to the joint venture with Electron for the year ending December 27, 2002 and from its inception through the year ending December 27, 2002 was $691 and $15,282, respectively. Electron's share of these amounts was $162 and $3,504, respectively. During 2002 and 2001 distributions were made to Electron in the amounts of $28 and $376, respectively.

9. Business Segment Information

Description of the Types of Products from which each Segment Derives its Revenues

The Company is engaged principally in the design, manufacture, and sale of industrial power transmission products. The products manufactured by the Company are classified into two segments, mechanical business and electronics business. The mechanical business segment includes belted drives, couplings, gear motors and gearboxes. The electronics business segment includes electronic drives and electric drive systems. Products of these segments are sold to distributors, original equipment manufacturers, and end users for manufacturing and commercial applications.

Measurement of Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as described in the summary of significant accounting policies. Inter-segment sales are not material.

Factors Management Used to Identify the Company's Reportable Segments

The Company's reportable segments are business units that manufacture and market separate and distinct products and are managed separately because each business requires different processes, technologies, and market strategies.

The following table summarizes revenues, operating income, total assets and expenditures for long-lived assets by business segment for fiscal years 2002, 2001, and 2000:

	2002	2001	2000
Sales			
Mechanical Business	$ 65,522	$ 70,107	$ 82,975
Electronics Business	38,861	38,698	51,382
	104,383	108,805	134,357
Operating income (loss) after minority interest			
Mechanical Business	4,448	5,755	9,269
Electronics Business	(632)	(875)	3,377
	3,816	4,880	12,646
Depreciation and amortization			
Mechanical Business	2,998	3,112	3,028
Electronics Business	1,758	1,699	1,690
Corporate	915	820	780
	5,671	5,631	5,498
Assets			
Mechanical Business	44,939	46,559	58,601
Electronics Business	25,555	34,170	37,492
Corporate	7,082	6,903	6,567
	77,576	87,632	102,660
Expenditures for long-live assets			
Mechanical Business	2,008	2,423	3,770
Electronics Business	735	1,008	1,099
Corporate	738	679	2,843
	$ 3,481	$ 4,110	$ 7,712

The following table reconciles segment profit to consolidated income before income taxes and extraordinary items for fiscal years 2002, 2001, and 2000:

	2002	2001	2000
Total operating profit for reportable segments	$3,816	$4,880	$12,646
Interest, net	(861)	(1,579)	(3,025)
Other unallocated amounts	(39)	576	291
Income before income taxes	$2,916	$3,877	$ 9,912

The following table reconciles segment assets to consolidated total assets as of December 27, 2002 and December 28, 2001:

	2002	2001
Total assets for reportable segments	$70,494	$80,729
Cash	0	0
Corporate fixed assets	4,498	5,677
Deferred taxes	3,184	2,151
Other unallocated assets	(600)	(925)
Consolidated total	$77,576	$87,632

Information regarding the Company's domestic and foreign operations is as follows:

	Net Sales	Long-Lived Assets
2002		
United States	$ 80,670	$30,142
Canada	7,582	277
Germany	4,605	1,775
Italy	7,763	817
Mexico	3,334	2,259
India	429	72
Consolidated	$104,383	$35,342

	Net Sales	Long-Lived Assets
2001		
United States	$ 81,395	$37,267
Canada	8,820	748
Germany	5,159	1,525
Italy	9,332	597
Mexico	3,460	1,590
India	639	79
Consolidated	$108,805	$41,806
2000		
United States	$102,051	$38,885
Canada	10,105	922
Germany	5,746	1,998
Italy	11,651	378
Mexico	4,012	993
India	792	87
Consolidated	$134,357	$43,263

10. Quarterly Financial Data (Unaudited)

	Fiscal Quarters			
2002	First	Second	Third	Fourth
Sales	$26,922	$27,936	$25,241	$24,284
Gross profit	8,674	8,903	7,826	7,742
Gross profit %	32.2%	31.9%	31.0%	31.9%
Net (loss) income	(2,423) (1)	573	368	432
Basic net (loss) income per share	(0.46)	0.11	0.07	0.08
Diluted net (loss) income per share	(0.46)	0.11	0.07	0.08
Dividends declared and paid per share	0.09	0.09	0.09	0.09

	Fiscal Quarters			
2001	First	Second	Third	Fourth
Sales	$29,948	$28,338	$26,045	$24,474
Gross profit	10,595	9,596	8,358	8,488
Gross profit %	35.3%	33.8%	32.1%	34.6%
Net income	727	1,072	302	805
Basic net income per share	0.13	0.20	0.06	0.16
Diluted net income per share	0.13	0.20	0.06	0.15
Dividends declared and paid per share	0.09	0.09	0.09	0.09

(1) Includes the cumulative effect of a change in accounting principle related to our adoption of SFAS No. 142.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

PART III

Item 10. Directors and Executive Officers of the Registrant

The information called for by this Item regarding directors and executive officers is set forth in the Company's Proxy Statement for the 2003 Annual Meeting in the Sections entitled "Election of Directors," "Management" and "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

Item 11. Executive Compensation

The information called for by this Item is set forth in the Company's Proxy Statement for the 2003 Annual Meeting in the Section entitled "Executive Compensation" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information called for by this Item is set forth in the Company's Proxy Statement for the 2003 Annual Meeting in the Section entitled "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information called for by this Item is set forth in the Company's Proxy Statement for the 2003 Annual Meeting in the Section entitled "Certain Relationships and Related Transactions" and is incorporated herein by reference.

Item 14. Controls and Procedures

The Company's Principal Executive Officer and Principal Financial Officer evaluated the Company's disclosure and internal controls as of the end of the quarter and year ended December 27, 2002. This evaluation determined that the disclosure controls and procedures in place at the Company ensure that material information relating to the registrant, including consolidated subsidiaries, is made known to the Principal Executive and Principal Financial Officers by others within the entities for the period ended December 27, 2002 to ensure disclosure on a timely basis in conformance with applicable rules and regulations. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Further there were no significant deficiencies in the design or operation of the Company's internal controls, which would have adversely affected the Company's ability to record, process, summarize or report financial data. No material weaknesses in internal controls were identified or reported to the registrant's auditors nor was there any fraud that involved management or other employees who have a significant role in the Company's internal controls.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) The following documents are filed as a part of this report:

(1) All financial statements;

The consolidated financial statements of the Company and its subsidiaries on pages 16 through 35 hereof and the report thereon of Grant Thornton LLP appearing on page 17 hereof.

(2) Financial Statement Schedule

Schedule II for the fiscal year ended December 27, 2002 and the report thereon of Grant Thornton LLP appearing on page 17 hereof. All other schedules have been omitted because they are not applicable or are not required. All other required schedules are included in the Consolidated Financial Statements or notes therein.

(3) Exhibits

Number	Description
3.1	Restated Certificate of Incorporation of the Company(incorporated by reference to Form 10-Q for quarter ended June 28, 2002, Exhibit 3.1)
3.2	Amended and Restated By-laws of the Company (incorporated by reference to Form S-1 Exhibit 3.2).
10.1	Stock Purchase Agreement dated January 7, 1994 by and among T. B. Wood's Sons Company, Plant Engineering Consultants, Inc. and John Morris, Jesse Batten, Ralph Pedigo, Ronald Bingham, Walter Taeubel and Cook Family Trust (incorporated by reference to Form S-1 Exhibit 10.1).
10.2	Asset Purchase Agreement dated May 12, 1994 by and between T. B. Wood's Sons Company and Magnetic Power Systems, Inc. (incorporated by reference to Form S-1 Exhibit 10.2).

10.3 Non-Qualified Stock Option Agreements between T. B. Wood's Sons Company and Joseph S. Augustine, Michael H. Iversen, David H. Halleen, Stanley L. Mann, Lee J. McCullough, Carl R. Christenson, Harold L. Coder, III and James E. Williams (incorporated by reference to Form S-1 Exhibit 10.36).

10.4 Non-Qualified Stock Option Agreement dated as of March 15, 1991 between T. B. Wood's Sons Company and Michael L. Hurt, together with Addendum dated as of March 30, 1992 (incorporated by reference to Form S-1 Exhibit 10.37).

10.5 Asset Purchase Agreement between T. B. Wood's Sons Company and Dana Corporation dated March 31, 1993 (includes Schedule 7.11 On-Site Environmental Procedures) (incorporated by reference to Form S-1 Exhibit 10.38).

10.6 TB Wood's Corporation 1996 Stock-Based Incentive Compensation Plan (the "1996 Plan") (incorporated by reference to Form S-1 Exhibit 10.39).

10.7 Amendments to the Non-Qualified Stock Option Agreements between TB Wood's Incorporated (formerly known as "T. B. Wood's Sons Company") and Joseph S. Augustine, Michael H. Iversen, David H. Halleen, Stanley L. Mann, Lee J. McCullough, Carl R. Christenson, Harold L. Coder, III and James E. Williams (incorporated by reference to Form S-1 Exhibit 10.40).

10.8 Second Addendum dated July 1, 1995 to the Non-Qualified Stock Option Agreement dated as of March 15, 1991 between TB Wood's Incorporated (formerly known as "T. B. Wood's Sons Company") and Michael L. Hurt (incorporated by reference to Form S-1 Exhibit 10.41).

10.9 Stock Purchase Agreement by and among TB Wood's Incorporated and Grupo Blaju, S.A. de C.V. and Jorge R. Kiewek, Ninfa D. de Callejas and Marcela Kiewek G., dated February 14, 1996 (incorporated by reference to Form 10-K, for fiscal year 1995, Exhibit 10.43).

10.10 Revolving Credit Agreement by and among TB Wood's Incorporated, Plant Engineering Consultants, Inc., Grupo Blaju, S.A., de C.V., T.B. Wood's Canada, Ltd. and the Banks Party thereto and PNC Bank, National Association, as Agent, dated October 10, 1996 (incorporated by reference to Form 10-K, for fiscal year 1996, Exhibit 10.44).

10.11 TB Wood's Employee Stock Purchase Plan, dated March 1, 1997 (incorporated by reference to Form 10-K, for fiscal year 1996, Exhibit 10.45).

10.12 Stock Purchase Agreement by and between TB Wood's Incorporated and Graseby Electro-Optics Inc. dated May 8, 1997 (incorporated by reference to Form 10-K, for fiscal year 1997, Exhibit 10.46).

10.13 Translated Stock Purchase Agreement by and among TB Wood's Incorporated and Berges Antriebstechnic GmbH and Karen Sarstedt, dated October 23, 1997 (incorporated by reference to Form 10-K, for fiscal year 1997, Exhibit 10.47).

10.14 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated June 17, 1997 and between TB Wood's Corporation and Robert J. Dole dated July 29, 1997 (incorporated by reference to Form 10-K, for fiscal year 1997, Exhibit 10.48).

10.15 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 29, 1998 (incorporated by reference to Form 10-K, for fiscal year 1997, Exhibit 10.49).

10.16 Employment Agreement between TB Wood's Incorporated and Michael L. Hurt dated April 14, 1998 (incorporated by reference to Form 10-K, for fiscal year 1998, Exhibit 10.16.

10.17 Supplemental Executive Retirement Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen and other key employees dated May 7, 1998 (incorporated by reference to Form 10-K, for fiscal year 1998).

10.18 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form 10-K, for fiscal year 1998 Exhibit 10.18).

10.19 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C.

Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form 10-K, for fiscal year 1998 Exhibit 10.19).

10.20 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form 10-K for fiscal year 2000 Exhibit 10.20).

10.21 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.21).

10.22 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.22).

10.23 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.23).

10.24 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben H. Petersen dated February 26, 2001 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.24).

10.25 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben H. Petersen dated February 26, 2001 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.25).

10.50 Joint Venture Agreement dated July 3, 1999 by and between TB Wood's Incorporated and The Electron Corp. (incorporated by reference to Form 10-K, for fiscal year 1999).

10.51 Operating Agreement of TBWE Belt Drive Systems LLC dated July 3, 1999 by and between TB Wood's Incorporated and The Electron Corp. (incorporated by reference to Form 10-K, for fiscal year 1999, Exhibit 10.51).

10.52 First Amendment to loan documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association as Agent, PNC Bank, National Association, The Sumitomo Bank, Limited and National City Bank of Pennsylvania, dated April 7, 1997 and effective as of April 1, 1997 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

10.53 Second Amendment to loan documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association as Agent, PNC Bank, National Association, The Sumitomo Bank, Limited and National City Bank of Pennsylvania, dated January 20, 1998 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

10.54 Third Amendment to loan documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association as Agent, PNC Bank, National Association, The Sumitomo Bank, Limited and National City Bank of Pennsylvania, dated April 24, 1998 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

10.55 Fourth Amendment to loan documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association as Agent, PNC Bank, National Association, The Sumitomo Bank, Limited and National City Bank of Pennsylvania, dated July 21, 1999 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

10.56 Fifth Amendment to loan documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association as Agent, PNC Bank, National Association, Summit Bank, First Union National Bank and National City Bank of Pennsylvania, dated November 8, 1999 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

10.57 Sixth Amendment to Loan Documents by and among TB Wood's Incorporated, individually and as Agent under Borrower Agency Agreement and PNC Bank, National Association as Agent, PNC Bank, National

Association, Fleet Bank (as successor to Summit Bank), First Union National Bank and National City Bank of Pennsylvania dated February 25, 2002 effective as of December 28, 2001. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit 10.57)

10.58 Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2002. (Incorporated by reference to Form 10-K for fiscal year 2001, Exhibit 10.58)

10.59 Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2002. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit 10.59)

10.60 TB Wood's Corporation 1996 Stock Based Incentive Compensation Plan as amended. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit 10.60)

10.61 Seventh Amendment to Loan Documents by and among TB Wood's Incorporated Individually and as Agent under Borrower Agency Agreement and PNC Bank, National Association as Agent, PNC Bank, National Association, Fleet Bank (as successor to Summit Bank), First Union National Bank and National City Bank of Pennsylvania dated April 30, 2002 effective as of March 29, 2002. (Incorporated by reference to Form 10-Q for the quarter ended March 29, 2002, Exhibit 10.61)

10.62 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2003.

10.63 Form of the Non-qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2003.

11.1 Statement regarding Computation of Per Share Earnings.

21.2 Subsidiaries and Joint Venture of Registrant

23.1 Consent of Independent Public Accountants

23.2 Consent of Independent Public Accountants

(b) Reports on Form 8-K.

A Form 8-K was filed on November 4, 2002, reporting matters under Item 7, Financial Statements, Pro Forma Financial Information and Exhibits and furnishing material under Item 9*. *Information furnished under Item 9 of Form 8-K is not incorporated by reference, is not deemed filed and is not subject to liability under Section 11 of the Securities Act of 1933 or Section 18 of the Securities and Exchange Act of 1934 for such Regulation FD disclosures.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chambersburg and Commonwealth of Pennsylvania, on March 12, 2003.

TB WOOD'S CORPORATION

By: /s/ MICHAEL L. HURT

Michael L. Hurt
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ THOMAS C. FOLEY Thomas C. Foley	Chairman of the Board	March 12, 2003

/s/ MICHAEL L. HURT Michael L. Hurt	President and Director (Principal Executive Officer)	March 12, 2003
/s/ JAMES R. SWENSON James R. Swenson	Director	March 12, 2003
/s/ RICK LAZIO Rick Lazio	Director	March 12, 2003
/s/FRANK D. OSBORN Frank D. Osborn	Director	March 12, 2003
/s/ THOMAS F. TATARCZUCH Thomas F. Tatarczuch	Vice President-Finance, (Principal Financial Officer and Principal Accounting Officer)	March 12, 2003

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Michael L. Hurt, certify that:

1. I have reviewed this annual report on Form 10-K of TB Wood's Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant, as of, and for the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date") and;
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based upon our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons fulfilling the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 12, 2003

/s/ Michael L. Hurt
President and Principal Executive Officer

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Thomas F. Tatarczuch, certify that:

1. I have reviewed this annual report on Form 10-K of TB Wood's Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant, as of, and for the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date") and;
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based upon our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons fulfilling the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 12, 2003

/s/Thomas F. Tatarczuch
Vice President Finance (Principal Financial Officer and Principal Accounting Officer)

TB Wood's Corporation And Subsidiaries

Schedule II
Valuation and Qualifying Accounts

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions (write-offs of bad debts, discounts and claims in excess of provision)(1)	Balance at end of period
Year ended December 29, 2000:					
Allowance for doubtful accounts	$232			$24	$256
Allowance for discounts and claims	170	$(16)			154
	$402	$(16)		$24	$410
Year ended December 28, 2001:					
Allowance for doubtful accounts	$256	$247		$(167)	$336
Allowance for discounts and claims	154			(18)	136
	$410	$247		$(185)	$472
Year ended December 27, 2002:					
Allowance for doubtful accounts	$336	$156	$108	$(91)	$509
Allowance for discounts and claims	136				136
	$472	$156	$108	$(91)	$645

Note: (1) Represents write-off of accounts determined to be uncollectible, less recoveries of amounts previously written off.

Exhibit 11.1

Statement Regarding Computation of Per Share Earnings
TB Wood's Corporation and Subsidiaries

December 27, 2002

(in thousands except per share amounts)	2002	2001	2000
Net (loss) income	$(1,050)	$2,906	$6,145
Basic:			
Net (loss) income per common share	$ (0.20)	$ 0.55	$ 1.12
Weighted average shares of common stock and equivalents outstanding	5,232	5,332	5,468
Diluted:			
Net (loss) income per common share	$ (0.20)	$ 0.54	$ 1.12
Weighted average shares of common stock and equivalents outstanding	5,232	5,355	5,473

Exhibit 21.2

Subsidiaries and Joint Venture of Registrant

TB Wood's Corporation, Subsidiaries, and Joint Venture
December 27, 2002

Registrant: TB Wood's Corporation (Delaware)

Subsidiary: TB Wood's Incorporated (Pennsylvania)

Subsidiaries: Plant Engineering Consultants, Inc. (Tennessee)

T.B. Wood's Canada Ltd. (Canada)

Industrial Blaju, S.A. de C.V. (Mexico)

TB Wood's Foreign Investment Company (Delaware)

Subsidiary: TB Wood's (Deutschland) GmbH (Germany)

Subsidiaries: Berges electronic GmbH (Germany)

Berges electronic S.r.l. (Italy)

TB Wood's Enterprises, Inc. (Delaware)

Joint Venture: TB Wood's (India) Private Limited (India)

Exhibit 23.1

Consent of Independent Certified Public Accountants

We consent to the incorporation by reference in this Annual Report on Form 10-K for the year ended December 27, 2002 of our report dated January 31, 2003 into the Company's previously filed Registration Statement File No. 333-07231, File No. 333-31785, and File No. 333-31787.

Grant Thornton LLP

Baltimore, Maryland
March 12, 2003

Exhibit 23.2

Consent of Independent Certified Public Accountants

Section 11(a) of the Securities Act of 1933 (the "Act") provides that if part of a registration statement at the time it becomes effective contains an untrue statement of material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is provided at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named or having certified any part of the registration statement or as having prepared or certified any report for the use in connection with the registration statement.

This form 10-K is incorporated by reference into the Company's previously filed Registration Statement File no. 333-07231, File no. 333-31785 and File No. 333-31787.

Arthur Andersen LLP ("Andersen") resigned as the Company's independent Certified Public Accountant on June 17, 2002. The Company has not been able to obtain, after reasonable efforts, the written consent of Andersen to the inclusion into this Form 10-K of Andersen's audit reports with respect to the Company's financial statements. Under these circumstances, Rule 437 under the Act permits us to file this Form 10-K. However, as a result Andersen will not have any liability under Section 11(a) of the Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omission of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Andersen under Section 18 of the Securities Exchange Act of 1934.

INVESTOR RELATIONS

DIRECTORS

Thomas C. Foley
Chairman

Michael L. Hurt
President

Rick Lazio
CEO, Financial Services Forum

Frank D. Osborn
President and CEO, Qantum Communications Corporation

James R. Swenson
Private Investor

MANAGEMENT

Thomas C. Foley
Chairman and Director

Michael L. Hurt
President and Director

Harold L. Coder, III
Vice President, Sales

Michael H. Iversen
President,
T. B. Wood's Canada, Ltd.

Willard C. Macfarland, Jr.
Vice President/General Manager, Mechanical Business

Preben H. Petersen
Vice President/General Manager, Electronic Business

Thomas F. Tatarczuch
Vice President,
Finance and Corporate Secretary

James E. Williams
Vice President,
Electronic Operations

ADDRESS

TB Wood's Corporation
440 North Fifth Avenue
Chambersburg, Pennsylvania 17201
(717) 264-7161 Phone
(717) 264-7732 Fax
Nasdaq: TBWC

INVESTOR RELATIONS PROGRAM

TB Wood's has an active investor relations program directed to institutional and individual investors, as well as to the retail investment community. During fiscal 2002, the Company held numerous meetings with security analysts and institutional investors at its corporate headquarters and conducted quarterly conference calls. The Company actively encourages inquiries from members of the financial community and investors.

The Company also participated in events sponsored by the National Association of Investors Corporation (NAIC), including regional Investor Fairs located in the the District of Columbia, Philadelphia and Pittsburgh.

The Company's investor relations contact is Thomas F. Tatarczuch, who may be reached at (717) 264-7161, extension 4464.

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting will be held on April 23, 2003 at 10:00 a.m. at the Ritz-Carlton Philadelphia Hotel, Ten Avenue of the Arts, Philadelphia, Pennsylvania 19102. All shareholders are invited to attend. Shareholders are encouraged to mark, sign, date, and return their proxy cards promptly so their interests will be represented at the meeting.

REQUESTS FOR SHAREHOLDER INFORMATION

To obtain copies of the Company's annual report, quarterly reports, press releases, Form 10-K, or Form 10-Q, please call the Investor Relations Department at (717) 264-7161, or fax your request to (717) 264-7732, or address your correspondence to the Company's Headquarters.

ON THE INTERNET

For further information about TB Wood's, other financial information, or product information, visit our home page on the Internet at: http://www.tbwoods.com.

To contact TB Wood's via the Internet, our e-mail address is: info@tbwoods.com

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10007

INDEPENDENT ACCOUNTANTS

Grant Thornton, LLP
Suite 700
Two Hopkins Plaza
Baltimore, MD 21201

GENERAL COUNSEL

Dechert Price & Rhoads
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103-2793

SUBSIDIARIES

TB Wood's Incorporated
Chambersburg, Pennsylvania

Plant Engineering Consultants, Inc.
Chattanooga, Tennessee

TB Wood's Canada Ltd.
Stratford, Ontario, Canada

Industrial Blaju, S.A. de C.V.
Mexico City, Mexico

TB Wood's (Deutschland) GmbH
Marienheide, Germany

Berges electronic GmbH
Marienheide, Germany

Berges electronic S.r.l.
Naturns, Italy

JOINT VENTURE

TB Wood's (India) Private Ltd.
Bangalore, India

MANUFACTURING FACILITIES

Bangalore, India
Chambersburg, Pennsylvania
Chattanooga, Tennessee
Marienheide, Germany
Mexico City, Mexico
Mt. Pleasant, Michigan
Naturns, Italy
San Luis Potosi, Mexico
San Marcos, Texas
Scotland, Pennsylvania
Trenton, Tennessee

DISTRIBUTION CENTERS

Atlanta, Georgia
Bangalore, India
Chambersburg, Pennsylvania
Edmonton, Alberta, Canada
Marienheide, Germany
Mexico City, Mexico
Montreal, Quebec, Canada
Naturns, Italy
Orlando, Florida
Reno, Nevada
Stratford, Ontario, Canada

TB Wood's

TB Wood's Corporation
440 North Fifth Avenue
Chambersburg, Pennsylvania 17201

Phone: (717) 264-7161
Fax: (717) 264-7732
www.tbwoods.com